
05047589

P.E.
12-31-04

AR/S

3.21 cm


this is BIG

SPRAY PUMP

3

billion pumps
sold in 2004

From fine fragrance, to body lotion, to medication, millions of people rely on our pumps everyday



$546
$551
$553
$646
$726
00
01
02
03
04

$726 in 2004

PUMP SALES (in millions)

DISPENSING CLOSURE

3.89 cm


this is BIG

9

billion closures
sold in 2004

Our innovative dispensing closures allow marketers to bring convenience and cleanliness to consumers of all ages.



$198
00
$193
01
$204
02
$252
03
$289
04

CLOSURE SALES (In millions)

$289 in 2004

AEROSOL VALVE 2.33 cm


this is BIG

2

billion aerosol valves sold in 2004

Proven precise spray technology and creative design are big reasons why aerosol valve and accessory sales are growing.



$123
$128
$143
$158
$181
00
01
02
03
04

AEROSOL VALVE SALES (in millions)

$181 in 2004

WORLD POPULATION 6.4 BILLION

this is SMALL



global marketplace

us, the world is small.
e operate in 19 different
untries, understanding
cal cultures and values.
onvenience, cleanliness,
eliability — these are
niversal consumer needs
at drive our business.



19 COUNTR

A ARGROUP PRINCIPAL LOCATIONS

Our strategy is simple and focused. Design, engineer and manufacture precise, innovative dispensing systems. These systems are small in nature, but have a big impact. With over 5,000 customers in the consumer products and pharmaceutical industries, our products are reaching the homes of more and more consumers around the world. As the reach of our products continues to expand, we are able to view the world as a small and attainable marketplace.

AptarGroup

APTARGROUP









President & C

Vice Chairman of the Boa

Executive Vice President & CF

STEPHEN J. HAGGE

183

million dollars of cash flow from operations

ONE OF OUR BEST YEARS

While we were faced with a variety of challenges in 2004, it proved to be one of our best years ever in terms of new product introductions, operational performance and shareholder returns. This success is a testament to the dedication of our employees, commitment of management to maintain our focus, and our ability to continually develop high quality, innovative dispensing solutions.

In 2004, we continued to grow our business and added to our string of successive years of top line growth. We reported record annual sales of nearly $1.3 billion mainly due to strong product volumes but also aided in part by currency effects and custom tooling sales, and as a result, our 39th year of consecutive sales growth is now in the books.

In spite of rising raw material costs, intensifying competition, new compliance regulations and modest economic growth, our cost containment efforts and the increase in sales volumes helped us achieve record annual earnings per share of $2.51 on a diluted basis. This represents EPS growth of 16% over the prior year.

ENHANCING SHAREHOLDER VALUE

In addition to our strong operating performance during the year, our Board of Directors took steps to further enhance shareholder value. In July, the Board approved an increase to our quarterly dividend, effectively doubling the annualized dividend from $.28 per share to $.60 per share. At the same time, the Board took steps to expand our share repurchase program. We were repurchasing shares under a previously authorized total of three million shares, when the Board increased this authorized total to five million. Coming into the year, we had repurchased during the period 1999 through 2003 a total of approximately 1.5 million shares. In 2004 alone, we repurchased another 1.2 million shares bringing the cumulative total number of shares repurchased through the end of the year to 2.7 million. Shareholder returns have been and will continue to be an integral part of our long-term view and the steps we took in 2004 are representative of our commitment to increasing shareholder value over the long-term.

FUNDAMENTAL GROWTH

Sales for the year increased 16% over the prior year helped in part by the effects of the weak U.S. dollar relative to the Euro. When we exclude translation effects, our sales grew a solid 9% over 2003. We are pleased to say that this fundamental growth comes from increased product sales to each of the markets we serve and increased custom tooling sales. Custom tooling for the year increased approximately $26 million over the prior year's level. Custom tooling, while not a core part of our overall business, allows us to partner with customers to leverage our molding and assembling technical expertise and ensure that high quality molds and equipment are properly developed to meet our customers' unique product requirements. This type of partnership often leads to future product revenue streams.

Sales excluding the effects of currency movements to our largest markets, the personal care, fragrance/cosmetic and pharmaceutical markets, grew 7%, 6%, and 10%, respectively. In the personal care area, our unique dispensing closures were in high demand by marketers who wanted to differentiate their products on the shelf, while adding value to consumers in the way of cleanliness and convenience. Our personal care spray pumps also saw a rise in demand over the prior year, mainly by marketers of body sprays, sun lotion and skin treatments. We expect the skin care category, as well as a surge in activity in men's grooming products, to continue to yield new opportunities for our dispensing systems.

114

percent dividend increase

This past year showed signs of the beginning of revitalization in the high-end fragrance market with increased new product launches. Also in 2004, the overall fragrance industry seems to have benefited from a return to brand promotions and increased advertising spending on the part of major fragrance houses. Cosmecueticals, hybrid skin care products that combine beauty and healing qualities, are emerging as a fast-growth segment of the overall beauty care industry. Marketers of these new skin therapies, such as anti-wrinkle serums, are discovering that the best way to apply these products is with a cream dispensing pump.

In the pharmaceutical area, sales of our metered-dose valve systems for inhalers increased over the prior year. We continue to see major pharmaceutical companies and more recently, generic drug makers, invest significantly in the research and development of new and more easily administered drugs and we are well positioned with our proven valve, pump and recently acquired dry powder dispensing technology, to take advantage of new opportunities in this field. In addition, our latest preservative-free nasal pump system is rapidly gaining acceptance as the preferred dispensing system for nasally administered products.

Two of our smaller markets, household and food/beverage, each posted very strong increases in sales excluding the effects of currency movements with increases of 16% and 28%, respectively, over the prior year. We continue to develop unique dispensers for the household market including aerosol valve accessories for a variety of product categories including cleaners and air-fresheners. The food/beverage market continues to be an area of explosive growth opportunities. In particular, several major food marketers turned to our dispensing closures in 2004 to improve their packaging of condiments, syrups and beverages. We remain very excited over the prospects of future growth in this market as the majority of food/beverage containers today still do not utilize convenient dispensing closures.

CHALLENGES

2004 was not without its challenges. Most packaging companies experienced higher material costs, particularly companies like AptarGroup, who use metal components and petroleum based materials such as polypropylene. As the price of oil soared, this affected the costs of a wide variety of related materials. However, many of our significant customer agreements provide for resin cost escalation pass-through and this helped us avoid any significant adverse impact to our results. In addition, the U.S. dollar weakened through the year, finishing approximately 8% weaker than at the beginning of the year compared to the Euro. As I have indicated in the past, because we are a net importer into the U.S. from Europe, this negatively affects our margins.

4

percent net debt to net capital

Our competitors continued to apply price pressure, particularly in the personal care and household areas, and we also experienced low-cost competition from Asia in selected niches, such as the low-end fragrance pump market. Nevertheless, our successful geographic expansion over the past several years has allowed us to establish operations in areas of potential low-cost competition, such as China, and we continually evaluate ways to leverage our manufacturing efficiencies and expertise to defend all of our market shares. Further, we believe our innovation and high quality standards, not only in product development and manufacturing, but also in customer service, position us well ahead of any new low-cost entrant.

STRONG BALANCE SHEET

The AptarGroup balance sheet remains in excellent condition. We generated a record $183 million in cash flow from operations and finished the year with a net debt to net capital ratio of 4%. Total cash and equivalents at the end of the year were $170 million and total stockholders' equity was $873 million. We are well positioned to explore acquisition opportunities and will continue to evaluate ways to utilize our strong financial position to enhance shareholder value, including future dividend payments and share repurchases.

LOOKING AHEAD

We remain committed to being the innovative leader in our industry. Through our own research activities and through the acquisition of key technology, we will build on our already strong knowledge base and gain further market share along the way. The dry powder technology that we acquired in 2003, while not yet on the market, will play an important part in the future of our pharmaceutical dispensing systems portfolio. In early 2005, we announced the planned acquisition of EP Spray System SA, a Swiss maker of bag-on-valve dispensing systems. AptarGroup did not previously own this proprietary technology and we recognized the potential for this unique system, which separates the core product from the propellant, not only in the personal care market, but also with pharmaceutical applications. Also, our development of alternative spray fragrance sampling devices is progressing very well and we anticipate launching new systems in the near future.

In addition to an active research and development pipeline, our preliminary indications tell us that our markets should continue to grow in 2005. However, the challenges we faced in the recent past have not abated. We expect our competition to continue to apply price pressure. Our ability to continue to pass along raw material price increases could be hampered if raw material prices continue along a steep upward trajectory. Should the U.S. dollar get progressively weaker, this too could pose a threat to our margins.

39

consecutive years of sales growth

These challenges are not new to us nor are they insurmountable. Our experienced management team has a proven track record of guiding the company through difficult times. Our financial condition has never been stronger. The fundamentals of our business remain intact and our relationships with our customers remain as close as ever.

We thank you for your continued confidence in AptarGroup over the years and want you to know that our long-term view has not changed. We understand that our rather small products are affecting the lives of millions of people in a big way each and every day. As we move forward, we will continue to manage our business with the highest level of integrity and communicate candidly about our progress. We are confident that our experienced management team, the value proposition of our innovative products and the impact of our dedicated employees will lead to future growth for all stakeholders.



CARL A. SIEBEL

PRESIDENT AND CHIEF EXECUTIVE OFFICER

FEBRUARY 24, 2005

APTARGROUP

2004 FINANCIAL HIGHLIGHTS

16

percent eps growth

Net Sales	$ 1,296.6	$ 1,114.7
Operating Income	140.9	123.9
Net Income	93.3	79.7
Earnings Per Share		
Basic	$ 2.58	$ 2.21
Diluted	2.51	2.16
Dividends Declared		
Per share	$ .44	$ .26
Return On Equity[1]	11%	11%
Share Price		
High	$ 54.89	$ 39.80
Low	36.71	26.51
Close	52.78	39.00

32

percent personal care sales 2004

56

percent pump sales 2004

Personal Care	32%
Fragrance/Cosmetic	28%
Pharmaceutical	24%
Household	8%
Food/Beverage & Other	8%

Pumps	56%
Dispensing Closures	22%
Aerosol Valves	14%
Other	8%

141

million dollars
operating income 2004



$114
$102
$107
$124
$141
00
01
02
03
04

1.3

billion dollars
net sales 2004



$883
$892
$927
$1,115
$1,297
00
01
02
03
04

607

dollar value of 100 dollar
investment in April 1993



	APRIL 93	93	94	95	96	97	98	99	00	01	02	03	04
APTAR ●	$100	$110	$154	$201	$191	$303	$308	$278	$327	$393	$353	$444	$607
S&P 500	$100	$109	$110	$152	$187	$249	$320	$388	$352	$311	$242	$311	$345

United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _______ TO _______

COMMISSION FILE NUMBER 1-11846

AptarGroup, Inc.

DELAWARE **36-3853103**

475 WEST TERRA COTTA AVENUE, SUITE E, CRYSTAL LAKE, ILLINOIS 60014

815-477-0424

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock $.01 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities Registered Pursuant to Section 12 (g) of the Act:
NONE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the common stock held by non-affiliates as of June 30, 2004 was $1,545,905,508.

The number of shares outstanding of common stock, as of February 17, 2005, was 35,719,443 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held May 4, 2005 are incorporated by reference into Part III of this report.

AptarGroup, Inc.

FORM 10-K

For the Year Ended December 31, 2004

INDEX

PART I

ITEM 1. BUSINESS

GENERAL

In this report, we may refer to AptarGroup, Inc. and its subsidiaries as "AptarGroup" or the "Company".

We are a leading global supplier of a broad range of innovative dispensing systems for the personal care, fragrance/cosmetic, pharmaceutical, household and food/beverage markets. We focus on providing value-added dispensing systems (pumps, closures and aerosol valves) to global consumer product marketers to allow them to differentiate their products and meet consumers' need for convenience. We have manufacturing facilities located throughout the world including North America, Europe, Asia and South America. We have over 5,000 customers with no single customer accounting for greater than 6% of our 2004 net sales.

Sales of our dispensing systems have traditionally grown at a faster rate than the overall packaging industry as consumers' preference for convenience has increased and product differentiation through packaging design has become more important to our customers. Consumer product marketers have converted many of their products to packages with dispensers that offer the benefit of enhanced shelf appeal, convenience, cleanliness or accuracy of dosage. We expect this trend to continue.

For 2004, the percentages of net sales to the personal care, fragrance/cosmetic, pharmaceutical, household and food/beverage/other markets were 32%, 28%, 24%, 8% and 8%, respectively. Looking at our net sales by product line, pumps, closures and aerosol valves represented approximately 56%, 22% and 14%, respectively, of our 2004 net sales. We expect the mix of sales by market and by product to remain approximately the same in 2005.

Our business began as a one-product, one-country operation that has become a multinational supplier of a broad line of dispensing packaging systems. Our business was started in the late 1940's, manufacturing and selling aerosol valves in the United States, and has grown primarily through the acquisition of relatively small companies and internal expansion. We were incorporated in Delaware in 1992.

Our periodic and current reports are available, free of charge, through a link on the Investor Relations page of our website (www.aptargroup.com), as soon as reasonably practicable after the material is electronically filed with, or furnished to, the SEC. The Company has filed the required certificate with the New York Stock Exchange ("NYSE") confirming the Company's compliance with the corporate governance listing standards set out in Section 303A of the NYSE Listed Company Manual.

FINANCIAL INFORMATION ABOUT SEGMENTS

We operate in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. We are organized into five business units. The five business units sell value-added dispensing systems to global consumer product marketers. These business units utilize similar production processes, sell to similar classes of customers and markets, use the same methods to distribute products, operate in similar regulatory environments and are similar in all aspects of business except historical economic performance. One of the business units (which we refer to as "SeaquistPerfect") has had historical economic performance lower than the other four business units and as a result is shown as a separate reportable segment for financial reporting purposes. The other four business units have similar historical economic performance and as a result have been aggregated into one reportable segment entitled "Dispensing Systems" for financial reporting purposes. A summary of revenue from external customers, profitability and total assets for each of the last three years is shown in Note 16 to the Consolidated Financial Statements in Item 8 (which is incorporated by reference herein).

DISPENSING SYSTEMS

The Dispensing Systems segment sells all three of our principal product lines (pumps, closures and aerosol valves). Within the aerosol valve product line, the Dispensing Systems segment only sells pharmaceutical metered dose aerosol valves. The table below details the five principal markets we serve and which products are primarily sold by the Dispensing Systems segment.

Fragrance/Cosmetic	Personal Care	Pharmaceutical	Household	Food/Beverage
Pumps	Pumps	Pumps	Pumps	Pumps
	Closures	Aerosol Valves	Closures	Closures

SEAQUISTPERFECT

The SeaquistPerfect segment sells primarily aerosol valves and certain pumps to the personal care, household and, to a lesser degree, the food/beverage markets. The SeaquistPerfect segment does not sell closures, nor does it typically sell its products to the fragrance/cosmetic or pharmaceutical markets. The lower historical economic performance compared to the Dispensing Systems segment is primarily due to the non-pharmaceutical standard aerosol valve business. Competition for this product line of the business is especially strong and comes from privately held companies. In recent years, we have taken various steps to improve profitability of the SeaquistPerfect segment. We have continued to try to contain and reduce costs where possible and have implemented selected price increases in recent years. SeaquistPerfect has also devoted more of its research and development to expand its product offerings of dispensing systems and accessories. In addition, SeaquistPerfect has selectively exited some of the standard aerosol valve business that was not strategically important and that did not offer adequate returns. These factors have led to an increase in profitability that is expected to continue.

NARRATIVE DESCRIPTION OF BUSINESS

GROWTH STRATEGY

We seek to enhance our position as a leading global supplier of innovative dispensing systems by (i) expanding geographically, (ii) converting non-dispensing applications to dispensing systems, (iii) replacing current dispensing applications with our dispensing products and (iv) developing or acquiring new dispensing technologies.

We are committed to expanding geographically to serve multinational customers in existing and emerging areas. Targeted areas include Eastern Europe, Asia and South America. In late 2003, we opened our first manufacturing facility in Russia to produce dispensing closures.

We believe significant opportunities exist to introduce our dispensing products to non-dispensing applications. Examples of these opportunities include potential conversion in the food/beverage market for single serve non-carbonated beverages, condiments, cooking oils and salad dressing. In the fragrance/cosmetic market, potential conversion includes creams and lotions currently packaged in jars or tubes using removable non-dispensing closures, converting to lotion pumps or dispensing closures. We have internally developed a patented technology for dispensing fragrance samples, which we believe will offer growth opportunities in this market.

In addition to introducing new dispensing applications, we believe there are significant growth opportunities in converting existing pharmaceutical delivery systems (syringes or pills) to our more convenient dispensing pump or metered dose aerosol valve systems. An example of a product for which we continue to find new applications is the metered dose aerosol valve. Metered dose aerosol valves are used to dispense precise amounts of product in very fine particles from pressurized containers. Traditionally, metered dose valves were used to deliver medication via the pulmonary route. We continue to work with a bio-technology company that is developing proprietary technology to orally administer large molecule drugs to be absorbed through the inner linings of the mouth. Additional examples of opportunities in the pharmaceutical market include nasal pumps to dispense vaccines, cold and flu treatments, and hormone replacement therapies. In 2003, we acquired intellectual property (patents, licenses and know how) and equipment relating to certain dry powder technology dispensing systems for the pharmaceutical market. Dry powder dispensing technology is an important part of our long-term growth strategy for the pharmaceutical market.

PUMPS (56% OF 2004 NET SALES)

We believe we are the leading supplier of pharmaceutical, fragrance/cosmetic and personal care fine mist pumps worldwide and the second largest supplier of personal care lotion pumps worldwide. Pumps are finger-actuated dispensing systems that dispense a spray or lotion from non-pressurized containers. Pumps are sold to all five of our markets. Traditional applications for pumps include perfumes, lotions, oral and nasal sprays and hair sprays. Applications for pumps have recently expanded to include more viscous products such as spray gels and specialized skin treatments, as well as a number of food products such as butter substitutes. The style of pump used depends largely on the nature of the product being dispensed, from small, fine mist pumps used with perfume and pharmaceutical products to lotion pumps for more viscous formulas. In 2004, 2003 and 2002, pump sales accounted for approximately 56%, 58% and 60%, respectively, of our net sales.

Fragrance/Cosmetic. The fragrance/cosmetic market requires a broad range of pump dispensing systems to meet functional as well as aesthetic requirements. A considerable amount of research, time and coordination with the customers' development staff is required to qualify a pump for use with their products. Within the market, we expect the use of pumps to continue to increase, particularly in the cosmetic sector. For example, packaging for certain products such as skin moisturizers and anti-aging lotions is undergoing a conversion to pump systems, which continue to provide us with growth opportunities. We also continue to experience growth in this market from our emerging markets. We expect demand for our patented fragrance sample systems to increase in the near future.

Pharmaceutical. Pumps sold to the pharmaceutical market deliver medications orally, nasally or topically. Characteristics of this market include (i) governmental regulation of our pharmaceutical customers, (ii) contaminant-controlled manufacturing environments, and (iii) a significant amount of time and research from initially working with pharmaceutical companies at the molecular development stage of a medication through the eventual distribution to the market. We have clean-room manufacturing facilities in France, Germany, Switzerland, China and the United States. We believe that the conversion from traditional medication forms such as pills and syringes to the use of pumps for the dispensing of medication will continue to increase. Potential opportunities for conversion from pills and syringes to pump dispensing systems include vaccines, cold and flu treatments and hormone replacement therapies.

Personal Care. Personal care pumps include both fine mist spray as well as lotion pumps. Applications using fine mist pumps include use in hair care, sun care and deodorant products. We also supply lotion pumps to the personal care market for products such as skin moisturizers and soap.

CLOSURES (22% OF 2004 NET SALES)

We believe that we are the largest supplier of dispensing closures in the United States, and the second largest supplier in Europe. We primarily manufacture dispensing closures and, to a lesser degree, non-dispensing closures. Dispensing closures are plastic caps, primarily for plastic containers, which allow a product to be dispensed without removing the cap. In 2004, 2003 and 2002, closure sales accounted for approximately 22%, 23% and 22%, respectively, of our net sales.

Sales of dispensing closures have grown as consumers worldwide have demonstrated a preference for a package utilizing the convenience of a dispensing closure. At the same time, consumer marketers are trying to differentiate their products by incorporating performance enhancing features such as no-drip dispensing, inverted packaging and directional flow to make packages simpler to use, cleaner and more appealing to consumers.

Personal Care. Historically, the majority of our dispensing closure sales have been to the personal care market. Products with dispensing closures include shampoos, shower gels, sun care lotions and toothpaste. While many personal care products in the U.S. and Europe have already converted from non-dispensing to dispensing closures, we expect to benefit from similar conversions in other geographic areas.

Household. While we have had success worldwide in selling dispensing closures to this market, it has not represented a significant amount of total dispensing closure sales. Products utilizing dispensing closures include dishwashing detergents, laundry care products and household cleaners. We believe this market offers an opportunity for expansion and as a result are focusing on new product developments for this market to accelerate the conversion from non-dispensing to dispensing closures.

Food/Beverage. Sales of dispensing closures to the food/beverage market increased approximately 26% over the prior year and double-digit growth is expected for 2005. We continue to see an increase in the amount of interest from food marketers to utilize dispensing closures for their products. Examples of food/beverage products currently utilizing dispensing closures include condiments, salad dressings, syrups, honey, water and dairy creamers. We believe there are tremendous growth opportunities in the food/beverage market reflecting the continued and growing acceptance in this market of our silicone valve dispensing technology, and additional conversion from traditional packages to packages using dispensing closure systems.

AEROSOL VALVES (14% OF 2004 NET SALES)

We believe we are one of the largest aerosol valve suppliers worldwide. Aerosol valves dispense product from pressurized containers. The majority of the aerosol valves that we sell are continuous spray valves, with the balance being metered dose valves. Demand for aerosol valves is dependent upon the consumers' preference for application, consumer perception of environmental impact and changes in demand for the products in this market. In 2004, 2003 and 2002, aerosol valve sales accounted for approximately 14%, 14% and 15%, respectively, of our net sales.

We have invested in manufacturing capabilities to produce accessories that are complementary to the valve, such as customized spray-through overcaps and locking actuators. These accessories provide a higher degree of differentiation and convenience. In February 2005, we announced that we entered into an agreement to acquire a company based in Switzerland. This company manufactures aerosol valves with bag-on-valve technology. This technology physically separates the propellant from the product to be dispensed. It offers improved integrity of the product content, prevents expulsion of the propellant into the atmosphere and allows spraying of the product in any position.

Personal Care. The primary applications in the personal care market are continuous spray valves for hair care products, deodorants and shaving creams. In addition, metered dose valves are used in this market for breath sprays.

Household. The primary applications for continuous spray valves in the household market include disinfectants, spray paints, insecticides and automotive products. Metered dose aerosol valves are used for air fresheners.

Pharmaceutical. Metered dose aerosol valves are used for dispensing precise amounts of medication. Aerosol technology allows medication to be broken up into very fine particles, which enables the drug to be delivered typically via the pulmonary system. We work with pharmaceutical companies as they work to phase out the use of chlorofluorocarbon ("CFC") propellants. We continue to increase our market share of metered dose valves to this market as pharmaceutical companies replace CFC's with alternative propellants and we expect our market share to continue to grow.

RESEARCH AND DEVELOPMENT

One of our competitive strengths is our commitment to innovation and providing innovative dispensing solutions for our customers. This commitment to innovation is the result of our emphasis on research and development. Our research and development activities are directed toward developing innovative products, adapting existing products for new markets or customer requirements, and reducing costs. We have research and development departments located in each of our five business units, which are located in the United States, France, Germany and Italy. In certain cases, our customers share in the research and development expenses of customer initiated projects. Occasionally we acquire from third parties research projects that are in various stages of development. In 2003, we acquired approximately $1.3 million of intellectual property (patents, licenses and know how) related to dry powder application technologies. We expensed this cost in the 2003 results. As mentioned above, we announced the acquisition in early 2005 of a company that produces aerosol valves using bag-on-valve technology. We did not previously own this technology. Expenditures for research and development activities were $41.9 million, $34.7 million and $27.7 million in 2004, 2003 and 2002, respectively.

PATENTS AND TRADEMARKS

We sell our products under the names used by our business units and are not currently offering any products under the AptarGroup name. The names used by our business units have been trademarked. We customarily seek patent and trademark protection for our products and currently own and have numerous applications pending for United States and foreign patents and trademarks. In addition, certain of our products are produced under patent licenses granted by third parties. We believe that we possess certain technical capabilities in making our products that would also make it difficult for a competitor to duplicate them.

TECHNOLOGY

Pumps and aerosol valves require the assembly of up to 15 different plastic, metal and rubber components using high-speed equipment. When molding dispensing closures, or plastic components to be used in pump or aerosol valve products, we use advanced plastic injection molding technology, including large cavitation plastic injection molds. These molds are required to maintain tolerances as small as one one-thousandth of an inch and we manufacture products in a high-speed, cost-effective manner. We have experience in liquid silicone rubber molding that we utilize in our dispensing closure operations and certain of our pump products. We also use bi-injection molding technology in our various product lines to develop new innovative products.

MANUFACTURING AND SOURCING

More than half of our worldwide production is located outside of the United States. In order to augment capacity and to increase internal capacity utilization (particularly for plastic injection molding), we use subcontractors to supply certain plastic, metal and rubber components. Certain suppliers of these components have unique technical abilities that make us dependent on them, particularly for aerosol valve and pump production. The principal raw materials used in our production are plastic resins and certain metal products. We believe an adequate supply of such raw materials is available from existing and alternative sources. We attempt to offset cost increases through improving productivity and increasing selling prices over time, as allowed by market conditions. Our pharmaceutical products often use specifically approved plastic resin for our customers. Significant delays in receiving components from these suppliers or discontinuance of an approved plastic resin would require us to seek alternative sources, which could result in higher costs as well as impact our ability to supply products in the short term.

SALES AND DISTRIBUTION

Sales of products are primarily through our own sales force. To a limited extent, we also use the services of independent representatives and distributors who sell our products as independent contractors to certain smaller customers and export markets.

BACKLOG

Our sales are primarily made pursuant to standard purchase orders for delivery of products. While most orders placed with us are ready for delivery within 120 days, we are experiencing a trend towards shorter lead times requested by our customers. Some customers place blanket orders, which extend beyond this delivery period. However, deliveries against purchase orders are subject to change, and only a small portion of the order backlog is noncancelable. The dollar amount associated with the noncancelable portion is not material. Therefore, we do not believe that backlog as of any particular date is an accurate indicator of future results.

CUSTOMERS

The demand for our products is influenced by the demand for our customers' products. Demand for our customers' products may be affected by general economic conditions, government regulations, tariffs and other trade barriers. Our customers include many of the largest personal care, fragrance/cosmetic, pharmaceutical, household products and food/beverage marketers in the world. We have over 5,000 customers with no single customer accounting for greater than 6% of 2004 net sales. Over the past few years, a consolidation of our customer base has occurred. This trend is expected to continue. A concentration of customers may result in pricing pressures or a loss of volume. However, this situation also presents opportunities for increasing sales due to the breadth of our product line, our international presence and our long-term relationships with certain customers.

INTERNATIONAL BUSINESS

A significant number of our operations are located outside the United States. Sales in Europe for the years ended December 31, 2004, 2003 and 2002 were approximately 61%, 60% and 56%, respectively, of net sales. We manufacture the majority of units sold in Europe at facilities in the Czech Republic, England, France, Germany, Ireland, Italy, Russia, Spain and Switzerland. Other countries in which we operate include Argentina, Australia, Brazil, Canada, China, India, Indonesia, Japan and Mexico, which represented approximately 9%, 9% and 8% of our consolidated sales for the year ended December 31, 2004, 2003 and 2002, respectively. Export sales from the United States were $62.6 million, $62.5 million and $62.7 million in 2004, 2003 and 2002, respectively. For additional financial information about geographic areas, please refer to Note 16 in the Notes to the Consolidated Financial Statements in Item 8 (which is incorporated by reference herein).

FOREIGN CURRENCY

A significant number of our operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial statements of our foreign entities. Our primary foreign exchange exposure is to the Euro, but we have foreign exchange exposure to South American and Asian currencies, among others. We manage our exposures to foreign exchange principally with forward exchange contracts to hedge certain transactions and firm purchase and sales commitments denominated in foreign currencies. A weakening U.S. dollar relative to foreign currencies has an additive translation effect on our financial statements. Conversely, a strengthening U.S. dollar has a dilutive effect. In some cases, we sell products denominated in a currency different from the currency in which the related costs are incurred. Changes in exchange rates on such inter-country sales could materially impact our results of operations.

WORKING CAPITAL PRACTICES

Collection and payment periods tend to be longer for our operations located outside the United States due to local business practices. Historically, we have not needed to keep significant amounts of finished goods inventory to meet customer requirements.

EMPLOYEE AND LABOR RELATIONS

AptarGroup has approximately 6,800 full-time employees. Of the full-time employees, approximately 1,500 are located in North America, 4,300 are located in Europe and the remaining 1,000 are located in Asia and South America. Approximately 100 of the North American employees are covered by a collective bargaining agreement, while the majority of our European employees are covered by collective bargaining arrangements made at either the local or national level in their respective countries. Termination of employees at certain of our European operations could be costly due to local regulations regarding severance benefits. There were no material work stoppages in 2004 and management considers our employee relations to be good.

COMPETITION

All of the markets in which we operate are highly competitive and we continue to experience price competition in all product lines and markets. Competitors include privately and publicly held entities. Our competitors range from regional to international companies. We expect the market for our products to remain competitive. We believe our competitive advantages are consistent high levels of innovation, quality and service, geographic diversity and breadth of products. Our manufacturing strength lies in the ability to mold complex plastic components in a cost-effective manner and to assemble products at high speeds.

We are seeing increased competition coming from low cost Asian suppliers particularly in the low-end fragrance/cosmetic market. We are seeing a direct impact on our business by having to compete against imported low cost products from Asia. Indirectly, some fragrance marketers are beginning to source their manufacturing requirements including filling of their product in Asia and importing the finished product back into the United States.

ENVIRONMENT

Our manufacturing operations primarily involve plastic injection molding and automated assembly processes and, to a limited degree, metal annodization. Historically, the environmental impact of these processes has been minimal, and we believe we meet current environmental standards in all material respects. To date, our manufacturing operations have not been significantly affected by environmental laws and regulations relating to the environment.

GOVERNMENT REGULATION

Certain of our products are indirectly affected by government regulation. Growth of packaging using aerosol valves has been restrained by concerns relating to the release of certain chemicals into the atmosphere. Both aerosol and pump packaging are affected by government regulations regarding the release of volatile organic compounds (''VOC's'') into the atmosphere. Certain states within the United States have regulations that required the reduction in the amount of VOC's that can be released into the atmosphere and the potential exists for this type of regulation to expand to a worldwide basis. These regulations required our customers to reformulate certain aerosol and pump products, which may have affected the demand for such products. We own patents and have developed systems to function with alternative propellant and product formulations.

Aerosol packaging of paints has also been adversely impacted by local regulations adopted in many large cities in the United States designed to address the problem of spray painted graffiti. Aerosol packaging may also be adversely impacted by insurance cost considerations relating to the storage of aerosol products.

Future government regulations could include medical cost containment policies. For example, reviews by various governments to determine the number of drugs or prices thereof that will be paid by their insurance systems could affect future sales to the pharmaceutical industry. Such regulation could adversely affect prices of and demand for our pharmaceutical products. We believe that the focus on the cost effectiveness of the use of medications as compared to surgery and hospitalization provides us with an opportunity to expand sales to the pharmaceutical market. Regulatory requirements impact our customers and could affect our investment in and manufacturing of products for the pharmaceutical market.

EXECUTIVE OFFICERS

Our executive officers as of February 25, 2005 were as follows:

Name	Age	Position with the Company
Carl Siebel	70	President and Chief Executive Officer, AptarGroup, Inc.
Peter Pfeiffer	56	Vice Chairman of the Board, AptarGroup, Inc.
Stephen Hagge	53	Executive Vice President, Chief Financial Officer and Secretary, AptarGroup, Inc.
Jacques Blanié	58	Executive Vice President, SeaquistPerfect Dispensing Group
François Boutan	62	Vice President Finance, AptarGroup S.A.S.
Olivier de Pous	60	Co-President, Valois Group
Patrick Doherty	49	President, SeaquistPerfect Dispensing Group
Olivier Fourment	47	Co-President, Valois Group
Lothar Graf	55	President, Pfeiffer Group
Lawrence Lowrimore	60	Vice President-Human Resources, AptarGroup, Inc.
Francesco Mascitelli	54	President, Emsar Group
Emil Meshberg	57	Vice President, AptarGroup, Inc.
Eric Ruskoski	57	President, Seaquist Closures Group

There were no arrangements or understandings between any of the executive officers and any other person(s) pursuant to which such officers were elected.

Mr. Carl Siebel has been President and Chief Executive Officer of AptarGroup since 1995.

Mr. Peter Pfeiffer has been Vice Chairman of the Board since 1993.

Mr. Stephen Hagge has been Executive Vice President, Chief Financial Officer and Secretary of AptarGroup since 1993.

Mr. Jacques Blanié has been Executive Vice President of SeaquistPerfect Dispensing Group since 1996.

Mr. Francois Boutan has served in the capacity of Vice President Finance-Europe since 1998.

Mr. Olivier de Pous has been Co-President of Valois Group since January 2000.

Mr. Patrick Doherty has served as President of SeaquistPerfect Dispensing Group since October 2000. Mr. Doherty was Executive Vice President, General Manager of SeaquistPerfect Dispensing L.L.C. from April 1999 to October 2000.

Mr. Olivier Fourment has been Co-President of Valois Group since January 2000.

Mr. Lothar Graf has been President of the Pfeiffer Group since July 1, 2004 and his been Senior Vice President of the Pfeiffer Group, Head of Pharmaceutical Division since January 1, 2000.

Mr. Lawrence Lowrimore has been Vice President-Human Resources of AptarGroup since 1993.

Mr. Francesco Mascitelli has been President of Emsar Group since December 2002 and has been Direttore Generale of Emsar S.p.A., an Italian subsidiary, since 1991.

Mr. Emil Meshberg has been Vice President of AptarGroup since February 1999.

Mr. Eric Ruskoski has been President of Seaquist Closures Group since 1987.

ITEM 2. PROPERTIES

We lease or own our principal offices and manufacturing facilities. None of the owned principal properties is subject to a lien or other encumbrance material to our operations. We believe that existing operating leases will be renegotiated as they expire, will be acquired through purchase options or that suitable alternative properties will be leased on acceptable terms. We consider the condition and extent of utilization of our manufacturing facilities and other properties to be generally good, and the capacity of our plants to be adequate for the needs of our business. The locations of our principal manufacturing facilities, by country, are set forth below:

ARGENTINA
Buenos Aires

BRAZIL
Sao Paulo

CHINA
Suzhou (2)

CZECH REPUBLIC
Ckyne

FRANCE
Annecy
Le Neubourg
Le Vaudreuil
Poincy
Verneuil Sur Avre (2)

GERMANY
Böhringen
Dortmund (1)
Eigeltingen
Freyung
Menden (1)

INDIA
Jalahalii, Bangalore
Himachal Pradesh

IRELAND
Ballinasloe, County Galway
Tourmakeady, County Mayo

ITALY
Manoppello
Milan (1)
San Giovanni Teatino (Chieti)

MEXICO
Queretaro (2)

RUSSIA
Vladimir

SWITZERLAND
Messovico

UNITED KINGDOM
Leeds, England

UNITED STATES
Cary, Illinois (1)
Congers, New York
McHenry, Illinois (1)
Midland, Michigan
Mukwonago, Wisconsin
Stratford, Connecticut
Torrington, Connecticut

(1) Locations of facilities dedicated to the SeaquistPerfect segment.
(2) Locations that have facilities for both the SeaquistPerfect and Dispensing Systems segments. All other locations not footnoted represent locations of facilities dedicated to the Dispensing Systems segment.

In addition to the above countries, we have sales offices or other manufacturing facilities in Australia, Canada, Indonesia, Japan and Spain. Our corporate office is located in Crystal Lake, Illinois.

ITEM 3. LEGAL PROCEEDINGS

Legal proceedings we are involved in generally relate to product liability and patent infringement issues. In our opinion, the outcome of pending claims and litigation is not likely to have a material adverse effect on our financial position, results of our operations or our cash flow. Currently we are the plaintiff in several patent infringement cases in Europe. The costs to defend these patents are not expected to have a significant impact on the results of operation in the future. As these cases are in early stages, no gain contingencies are recorded in the consolidated financial statements.

Historically, amounts paid for product liability claims related to our products have not been significant. However, the increase in pump and aerosol valve applications for pharmaceutical products may increase the risk associated with product related claims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET FOR REGISTRANT'S COMMON EQUITY

Information regarding market prices of our Common Stock and dividends declared may be found in Note 21 to the Consolidated Financial Statements in Item 8 (which is incorporated by reference herein). Our Common Stock is traded on the New York Stock Exchange under the symbol ATR. As of February 17, 2005, there were approximately 500 registered holders of record.

RECENT SALES OF UNREGISTERED SECURITIES

During the quarter ended December 31, 2004, the FCP Aptar Savings Plan (the "Plan") sold 506 shares and purchased 200 shares of our Common Stock on behalf of the participants at an average price of $48.35 and $53.17 per share, respectively, for aggregate amounts of $24,467 and $10,633, respectively. At December 31, 2004, the Plan owns 4,240 shares of our Common Stock. The employees of AptarGroup S.A.S. and Valois S.A.S., our subsidiaries, are eligible to participate in the Plan. All eligible participants are located outside of the United States. An independent agent purchases shares of Common Stock available under the Plan for cash on the open market and we do not issue shares. We do not receive any proceeds from the purchase of Common Stock under the Plan. The agent under the plan is Banque Nationale de Paris Paribas Asset Management. No underwriters are used under the Plan. All shares are sold in reliance upon the exemption from registration under the Securities Act of 1933 provided by Regulation S promulgated under that Act.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table summarizes the Company's purchases of its securities for the quarter ended December 31, 2004:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
10/1 - 10/31/04	0	$ —	0	2,587,400
11/1 - 11/30/04	20,000	52.40	20,000	2,567,400
12/1 - 12/31/04	236,700	52.46	236,700	2,330,700
Total	256,700	$52.46	256,700	2,330,700

The Company announced on October 21, 1999 that it was authorized to repurchase one million shares of its outstanding common stock. On October 19, 2000, the Company announced that it was authorized to repurchase an additional two million shares of its outstanding common stock. On July 15, 2004, the Company announced that it was authorized to repurchase an additional two million shares of its outstanding common stock bringing the cumulative total repurchase authorization to five million shares of the Company's common stock. There is no expiration date for these repurchase programs. These repurchase programs have been approved by the Board of Directors.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

In millions of dollars, except per share data

Year Ended December 31,	**2004**	2003	2002	2001	2000
Statement of Income Data:					
Net Sales	**$ 1,296.6**	$ 1,114.7	$ 926.7	$ 892.0	$ 883.5
Cost of Sales (exclusive of depreciation shown below)	**866.9**	732.0	593.7	562.8	553.6
% Of Net Sales	**66.8%**	65.7%	64.1%	63.1%	62.7%
Selling, Research & Development and Administrative	**194.4**	171.6	148.3	146.1	145.0
% of Net Sales	**15.0%**	15.4%	16.0%	16.4%	16.4%
Depreciation and Amortization	**94.5**	85.9	72.1	73.6	70.9
% of Net Sales	**7.3%**	7.7%	7.8%	8.3%	8.0%
Operating Income	**140.9**	123.9	107.1	101.9	113.9
% of Net Sales	**10.9%**	11.1%	11.6%	11.4%	12.9%
Net Income (1)	**93.3**	79.7	66.6	58.8	64.7
% of Net Sales	**7.2%**	7.1%	7.2%	6.6%	7.3%
Per Common Share:					
Net Income					
Basic (2)	**$ 2.58**	$ 2.21	$ 1.86	$ 1.64	$ 1.80
Diluted (2)	**2.51**	2.16	1.82	1.61	1.78
Cash Dividends Declared	**.44**	.26	.24	.22	.20
Balance Sheet and Other Data:					
Capital Expenditures	**$ 119.7**	$ 77.3	$ 89.8	$ 92.2	$ 93.9
Total Assets	**1,374.0**	1,264.3	1,047.7	915.3	952.2
Long-Term Obligations	**142.6**	125.2	219.2	239.4	252.8
Net Debt (3)	**35.5**	56.9	136.7	204.5	236.8
Stockholders' Equity	**873.2**	783.1	594.5	469.2	440.5
Capital Expenditures % of Net Sales	**9.2%**	6.9%	9.7%	10.3%	10.6%
Interest Bearing Debt to Total Capitalization (4)	**19.1%**	22.1%	27.6%	35.0%	39.9%
Net Debt to Net Capitalization (5)	**3.9%**	6.8%	18.7%	30.4%	35.0%

(1) Net income includes a charge for acquired research and development (''R&D'') of $0.8 million in 2003, a Patent Dispute Settlement of $2.7 million and Strategic Initiative charges of $1.1 million in 2002 and Strategic Initiative charges of $6.0 million in 2001.

(2) Net income per basic and diluted common share includes the negative effects of $0.02 for an acquired R&D charge in 2003, $0.07 for a Patent Dispute Settlement, $0.03 for Strategic Initiative charges in 2002 and $0.17 for Strategic Initiative charges in 2001.

(3) Net Debt is interest bearing debt less cash and cash equivalents.

(4) Total Capitalization is Stockholders' Equity plus interest bearing debt.

(5) Net Capitalization is Stockholders' Equity plus Net Debt.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(In thousands, except per share amounts or otherwise indicated)

INTRODUCTION

The year 2004 was one of our most successful years and marked our 39th consecutive year of increased sales. Net sales were nearly $1.3 billion in 2004, representing an increase of more than 16% over 2003. The U.S. dollar continued to weaken against foreign currencies, particularly the Euro and this accounted for nearly 7% of the 16% increase in net sales in 2004. The broad-based demand for our products and the strength of the markets we serve were key factors in the success of 2004.

Diluted earnings per share increased 16% to $2.51 per share in 2004 compared to $2.16 per share in 2003 in spite of challenges of competition, increased costs of materials, higher quality related costs and higher audit fees.

Subsequent to year end, we entered into an agreement to acquire a company based in Switzerland that manufactures aerosol valves with bag-on-valve technology. This technology physically separates the propellant from the product to be dispensed. It offers improved integrity of the product content, prevents expulsion of the propellant into the atmosphere and allows spraying of the product in any position. This acquisition broadens our product offerings and positions us better to serve this growing niche within our aerosol valve market.

We generated a record amount of cash flow from operations in 2004. Our strong balance sheet and cash-generating capability position us well to meet the cash needs of the Company and take advantage of strategic opportunities in the foreseeable future.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage relationship of certain items to net sales:

Years Ended December 31,	**2004**	**2003**	**2002**
Net sales	**100.0%**	100.0%	100.0%
Cost of sales (exclusive of depreciation shown below)	**66.8**	65.7	64.1
Selling, research & development and administrative	**15.0**	15.4	16.0
Depreciation and amortization	**7.3**	7.7	7.8
Acquired research and development charge	**—**	0.1	—
Strategic Initiative charges	**—**	—	0.1
Patent dispute settlement	**—**	—	0.4
Operating income	**10.9**	11.1	11.6
Other expenses	**(0.3)**	(0.6)	(1.0)
Income before income taxes	**10.6%**	10.5%	10.6%
Net income	**7.2%**	7.1%	7.2%
Effective tax rate	**32.0%**	32.1%	32.2%

NET SALES

Net sales increased more than 16% in 2004 to nearly $1.3 billion compared to $1.1 billion recorded in 2003. The U.S. dollar continued to weaken throughout 2004 compared to the Euro and finished nearly 8% weaker than the Euro compared to the end of 2003. Net sales excluding changes in foreign currency rates increased approximately 9% from the prior year. Approximately $26 million of the increase in 2004 relates to increased sales of custom tooling. Excluding changes in foreign currency rates, the changes in our sales by market were as follows:

- Sales to the personal care market increased approximately 7% or $28 million compared to the prior year. Approximately $5 million of the increase is due to increased sales of custom tooling. The remainder of the increase reflects strong volume growth of both our dispensing closure and spray pump product lines.
- Sales to the fragrance/cosmetic market increased approximately 6% or $21 million compared to the prior year, reflecting growth in all of our geographic areas, and was particularly strong in our emerging markets. Price competition particularly in the low-end of this market is affecting sales growth and operating margins.

- Sales to the pharmaceutical market increased approximately 10% or $27 million compared to the prior year, reflecting continued strong growth of metered dose aerosol valves, increased sales of custom tooling to customers of approximately $6 million and increased licensing and other service revenue of approximately $4 million.
- Sales to the household market increased approximately 16% or $14 million compared to the prior year reflecting strong growth in this market across all three product lines we sell as well as an increase of approximately $3 million in sales of custom tooling.
- Sales to the food/beverage market increased approximately 28% or $21 million compared to the prior year reflecting continued strong growth and acceptance of our dispensing closure product range in this market. In addition, sales of custom tooling to customers increased approximately $7 million compared to the prior year.

For 2003, net sales increased more than 20% surpassing $1 billion for the first time in AptarGroup's history. The U.S. dollar continued to weaken in 2003 compared to the Euro and finished nearly 20% weaker than the Euro compared to 2002. Net sales excluding changes in foreign currency rates increased approximately 9% from the prior year. Approximately $29 million of the increase in sales in 2003 relates to sales of custom tooling. Excluding changes in foreign currency rates, the changes in our sales by market were as follows:

- Sales to the personal care market increased approximately 13% or $42 million compared to the prior year. Driving part of the sales growth in this market was a $17 million increase in sales of custom tooling as well as increased sales of our closure product range and lotion pumps. These sales increases more than offset the impact of increased price competition.
- Sales to the fragrance/cosmetic market increased approximately 4% or $12 million over the prior year, reflecting strong sales in the first half of the year followed by slower growth in the third quarter and a decrease in the fourth quarter of 2003. Increased price competition, particularly for the low-end of this market, had an impact on sales growth and operating margins.
- Sales to the pharmaceutical market grew by approximately 9% or $22 million in 2003, as sales of our metered aerosol valves to this market continued to gain market share. Sales of custom tooling accounted for approximately $6 million of the increase.
- Sales to the household market decreased approximately 1% or $1 million compared to 2002, reflecting decreased sales of aerosol valves to this market as we shifted away from lower-margin business in this market.
- Sales to the food/beverage market increased approximately 33% or $17 million compared to the prior year, continuing the strength that began back in 2002. Our dispensing closures in particular continued to gain acceptance on a variety of food and beverage products such as condiments, honey, syrups, salad dressings and non-carbonated beverages.

The following table sets forth, for the periods indicated, net sales by geographic location:

Years Ended December 31,	**2004**	**% of Total**	**2003**	**% of Total**	**2002**	**% of Total**
Domestic	**$391,279**	30%	$345,624	31%	$336,635	36%
Europe	**794,929**	61%	673,074	60%	513,256	56%
Other Foreign	**110,400**	9%	95,991	9%	76,800	8%

COST OF SALES (EXCLUSIVE OF DEPRECIATION SHOWN BELOW)

Our cost of sales as a percentage of net sales increased in 2004 to 66.8% compared to 65.7% in 2003. The following factors influenced our cost of sales percentage in 2004:

Sale of Building. In the first quarter of 2004, we sold a production facility and realized a gain on the sale of the building of approximately $1 million. The gain is included in cost of goods sold.

Higher Quality Related Costs. We incurred higher quality related costs in 2004. The most significant issue related to a problem encountered with resin used to make pumps for one of our pharmaceutical customers. Our resin supplier had erroneously mixed and shipped a non-approved resin with an approved resin that was not detected in our statistical incoming quality control process. This problem negatively influenced the 2004 results by approximately $1.5 million. Two additional unrelated claims totaled another approximately $1.2 million. An increase in aging of some of our inventory, as well as the non-salability of product returns related to the above claims, are the primary reasons for the increase in the inventory obsolescence reserve detailed in Schedule II — Valuation and Qualifying Accounts.

Continued Price Pressure. Pricing pressure continues to be strong in all the markets we serve, particularly in the low-end of the fragrance/cosmetic market and for dispensing closures. Directly, Asian suppliers are exporting more pumps worldwide and particularly to the U.S. and European markets. Indirectly, some fragrance/cosmetic marketers in the U.S. are sourcing their entire product in Asia and importing the finished product back into the U.S.

Strengthening of the Euro. We are a net exporter from Europe of products produced in Europe with costs denominated in Euros. As a result, when the Euro strengthens against the U.S. dollar or other currencies, products produced in Europe (with costs denominated in Euros) and sold in currencies that are weaker compared to the Euro, have a negative impact on cost of sales as a percentage of net sales.

Increased Sales of Custom Tooling. We increased sales of custom tooling $26 million in 2004. Traditionally sales of custom tooling generates lower margins than our regular product sales and thus any increased sales of custom tooling negatively impacts cost of sales as a percentage of net sales. The increase in tooling sales added approximately .4% to cost of sales as a percentage of net sales.

Operating Losses and Shut Down Expenses for a Mold Manufacturing Facility in the U.S. We closed a mold manufacturing facility in the U.S. in 2004 that employed approximately 40 people. Total operating losses of the facility, as well as shut down related expenses, were approximately $3.1 million in 2004 compared to operating losses of approximately $770 thousand in 2003. The majority of these expenses were recorded in cost of goods sold.

Rising Raw Material Costs. Raw material costs, in particular plastic resin and metal, have increased significantly during 2004. Due to delays in timing of when these raw material price increases have been passed on to customers, the net effect was a reduction in margin.

Cost Reduction Efforts. We continued to focus on reducing costs worldwide to offset the adverse effects of competitive price pressure and rising raw material costs

Our cost of sales as a percentage of net sales increased in 2003 to 65.7% compared to 64.1% in 2002. Our cost of sales percentage was influenced by the following factors in 2003:

Introduction of New Products. The introduction of new products and new applications for our products typically generate higher margins than our existing product sales and thus had a positive impact on lowering the cost of sales as a percentage of net sales.

Cost Reduction Efforts. We continued to contain and reduce costs worldwide, which led to labor savings as well as productivity improvements, both of which reduced cost of goods sold.

Continued Price Pressure. Pricing pressure continued to be strong in all the markets we serve, particularly in the low-end of the fragrance/cosmetic market and dispensing closure product range. Directly, Asian suppliers began to export more spray pumps in particular to the U.S. market. Indirectly, some fragrance marketers in the U.S. started sourcing their entire product in Asia and importing the finished product back into the U.S. Price reductions greater than cost savings achieved through productivity gains had a negative impact on the cost of sales as a percentage of net sales.

Strengthening of the Euro. We are a net exporter from Europe of products produced in Europe with costs denominated in Euros. As a result, when the Euro strengthens against the U.S. dollar or other currencies, products produced in Europe (with costs denominated in Euros) and sold in currencies that are weaker compared to the Euro, have a negative impact on cost of sales as a percentage of net sales.

Increased Sales of Custom Tooling. We saw approximately a $29 million increase in sales of custom tooling in 2003. The increase in tooling sales added approximately .7% to the cost of sales as a percentage of net sales.

SELLING, RESEARCH & DEVELOPMENT AND ADMINISTRATIVE

Our Selling, Research & Development and Administrative expenses (''SG&A'') increased approximately 13.3% or $22.8 million in 2004. A significant portion of this increase is due to movements in exchange rates. Excluding the impact of the change in exchange rates, SG&A increased 6.6% or approximately $12.1 million. Approximately $3 million of the increase relates to research and development costs associated with the continued development of dry powder technology that we purchased in 2003. Approximately $1.7 million relates to increased audit fees primarily associated with Section 404 of the Sarbanes-Oxley legislation compliance. The remainder of the increase relates to other inflationary increases in costs such as salaries. SG&A as a percentage of sales continued to decrease to 15.0% in 2004 compared to 15.4% in 2003.

In 2003, our SG&A increased approximately 15.7% or $23.3 million. A significant portion of this increase was due to movements in exchange rates. Excluding the impact of the change in exchange rates, SG&A increased 3.6% or approximately $6 million. This increase related to an increase in insurance related costs of approximately $1.7 million as well as other inflationary increases in costs such as salaries. SG&A as a percentage of sales decreased to 15.4% in 2003 compared to 16.0% in 2002.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased 10.1% or $8.6 million in 2004. Changes in currency rates accounted for approximately $5.5 million of the $8.6 million increase. The remaining increase relates to increased capital expenditures to support the growth of our business.

In 2003, depreciation and amortization expense increased 19% or $13.7 million. Changes in currency rates accounted for approximately $8 million of the $13.7 million increase. An additional $1.4 million of the increase related to the accelerated depreciation of certain fixed assets related to product lines that were no longer in use or that were replaced by newer versions of fixed assets. The remaining increase related to capital expenditures for the Strategic Initiative mentioned below as well as increased capital expenditures to support the growth in our business.

ACQUIRED RESEARCH AND DEVELOPMENT CHARGE

In 2003, we acquired intellectual property (patents, licenses and know how) and equipment relating to DPI technology dispensing systems for the pharmaceutical market. Approximately $1.3 million ($.8 million after-tax) of acquired intellectual property was expensed in 2003 because it was for a particular research and development project.

STRATEGIC INITIATIVE CHARGES

In April 2001, we announced a Strategic Initiative project to improve the efficiency of our operations that produce pumps for our mass-market fragrance/cosmetic and personal care customers. In addition to improving efficiency and reducing costs, another objective of the Strategic Initiative was to improve customer service through reduced lead times and the ability to customize finished products on a local basis. As part of the Strategic Initiative, we closed one molding operation in the U.S. and consolidated the molding and assembly of the base cartridge (standard internal components common to modular pumps) into one of our facilities in Italy. We also closed several of our sales offices in certain foreign countries. In addition, we rationalized our mass-market pump product lines for these two markets by discontinuing production of non-modular pumps and increasing capacity for our modular pumps. The project was essentially complete as of December 31, 2002 and we did not record any additional expense related to this project in 2004 or 2003.

Strategic Initiative charges totaled $1.2 million in 2002. The $1.2 million of charges recorded in 2002 related to accrued severance and employee benefits for additional employees who were involuntarily terminated in 2002. The total Strategic Initiative related costs from inception of the project were approximately $11.3 million before taxes.

PATENT DISPUTE SETTLEMENT

In 2002, we announced an agreement settling an outstanding patent dispute to avoid the time and expense of a trial that was scheduled to begin in late 2002. As part of the settlement, the parties entered into a cross-license agreement. Patent dispute settlement charges of $4.2 million are included in 2002.

OPERATING INCOME

Operating Income increased approximately $16.9 million or 13.7% to $140.9 million in 2004. The increase in operating income is due primarily to the increase in sales volumes discussed previously. Operating income as a percentage of sales decreased slightly to 10.9% in 2004 compared to 11.1% in 2003. The decrease in operating income as a percentage of sales is due primarily to the additional costs previously discussed in the cost of goods sold section above.

In 2003, operating income increased approximately $16.9 million or 15.8%. The increase in operating income in 2003 was due primarily to the increase in sales volume in 2003 offset slightly by $1.3 million of acquired research and development charge in 2003. $1.2 million in strategic initiative charges as well as $4.2 million in patent dispute settlement charges negatively impacted operating income in 2002. In spite of these charges in 2002, operating income as percentage of sales decreased in 2003 to 11.1% from 11.6% recorded in 2002. The primary reason for the decrease in operating income as a percentage of sales is due to the additional costs included in 2003 previously described in the cost of sales section above.

NET OTHER EXPENSES

Net other expenses in 2004 decreased to $3.7 million compared to $6.7 million in 2003 principally reflecting increased interest income of $1.3 million, an increase in income of affiliates of $.4 million and a net positive change of $.9 million in foreign currency transactions. The increase in interest income related to our growing cash position in Europe during 2004. The increase in income of affiliates is due to an increase in profits for both our joint venture in Europe and our minority investment in South America. The majority of the net positive change in foreign currency transactions relates to a gain recorded on a foreign currency contract put in place for the repatriation of approximately $50 million from Europe to the U.S. in the third quarter of 2004.

Net other expenses in 2003 decreased to $6.7 million compared to $8.7 million in 2002 principally reflecting decreased interest expense of $.8 million, increased interest income of $.9 million and an increase in income of affiliates of $.7 million. The reduced interest expense was primarily due to a reduction in interest bearing debt and lower interest rates. The increase in interest income was primarily due to our growing cash position in Europe. The increase in income of affiliates was due to profits of our joint venture in 2003 versus a loss in 2002.

EFFECTIVE TAX RATE

The reported effective tax rate for 2004 decreased slightly to 32.0% compared to 32.1% in 2003. The slight reduction in the effective tax rate reflects the mix of where our income was earned. In 2004, we did not receive any tax refunds that we have claimed in the U.S. relating to research and development credits for the years 2000 through 2002. We will record these refunds when we receive them. See "Liquidity and Capital Resources" below and Note 5 to the Consolidated Financial Statements in Item 8. We also recorded approximately $2.9 million of deferred tax assets related to foreign tax credits and net operating loss carryforwards in 2004 and recorded a corresponding valuation allowance due to our judgment about the realizability of the related deferred tax assets in future years.

The reported effective tax rate for 2003 decreased slightly to 32.1% compared to 32.2% in 2002. We benefited in 2003 from receiving approximately $.5 million of tax refunds in the U.S. relating to research and development credits dating back to 1999 as well as an additional $.2 million of research and development credits from foreign tax jurisdictions. In addition, we resolved certain foreign tax matters in 2003 resulting in a reduction of $2.2 million of tax liabilities that were previously recorded. Offsetting these positive tax impacts was an additional $4.4 million in taxes provided for the additional taxes relating to the planned distribution of a portion of 2003 foreign earnings.

NET INCOME

We reported net income of $93.3 million in 2004 compared to $79.7 million reported in 2003 and $66.6 million reported in 2002.

DISPENSING SYSTEMS SEGMENT

The Dispensing Systems segment is an aggregate of four of our five business units. The Dispensing Systems segment sells primarily non-aerosol spray and lotion pumps, dispensing closures, and metered dose aerosol valves. These products are sold to all of the markets we serve.

Years Ended December 31,	**2004**	**2003**	**2002**
Net Sales	**$ 1,089,177**	$ 926,365	$ 764,128
Segment Income(1)	**142,623**	125,911	114,517
Segment Income as a percentage of Net Sales	**13.1%**	13.6%	15.0%

(1) Segment Income is defined as earnings before net interest, corporate expenses, income taxes and unusual items. The Company evaluates performance of its business units and allocates resources based upon Segment Income. For a reconciliation of Segment Income to income before income taxes, see Note 16 to the Consolidated Financial Statements in Item 8.

Our net sales for the Dispensing Systems segment in 2004 grew nearly 18% over 2003. Approximately $60 million of the increase in sales is due to the weaker U.S. dollar compared to the Euro and other currencies. Another $28 million of the increase is due to increased sales of custom tooling. Excluding foreign currency changes, sales of our products increased to all of the markets we served in 2004. Price competition continues to negatively impact primarily the low-end fragrance/cosmetic market and dispensing closure product range.

In 2003, net sales for the Dispensing Systems segment grew approximately 21% over 2002, reflecting strong sales of our dispensing closures to the food/beverage market and personal care markets. In addition, sales to the fragrance/cosmetic and pharmaceutical markets increased over the prior year. The weaker U.S. dollar compared to the Euro and other currencies accounted for nearly 12 percentage points of the 21% increase in sales. In addition, higher sales of custom tooling also accounted for approximately 3% of the sales growth.

Segment Income in 2004 increased nearly 13% compared to 2003 primarily reflecting the increased sales volumes mentioned above. Segment Income did not increase at the same rate as the sales growth in 2004 primarily due to increased quality related costs, the shutdown of a mold manufacturing facility, increased price competition as well as the negative impact of selling goods produced in Europe (with costs denominated in Euros) and selling in currencies that weakened against the Euro compared to the prior year.

In 2003, Segment Income increased nearly 10% compared to 2002 primarily reflecting the increased sales volumes mentioned above. Segment Income did not increase at the same rate as the sales growth in 2003 primarily due to increased price competition as well as the negative impact of selling goods produced in Europe (with costs denominated in Euros) and selling in currencies that weakened against the Euro compared to the prior year.

SEAQUISTPERFECT SEGMENT

SeaquistPerfect represents our fifth business unit and sells primarily aerosol valves and accessories and certain non-aerosol spray and lotion pumps. These products are sold primarily to the personal care, household and food/beverage markets.

Years Ended December 31,	**2004**	2003	2002
Net Sales	**$ 207,431**	$ 188,324	$ 162,563
Segment Income	**18,089**	15,482	11,070
Segment Income as a percentage of Net Sales	**8.7%**	8.2%	6.8%

Net sales increased 10% in 2004. The weak U.S. dollar compared to the Euro in 2004 accounted for nearly half of the sales growth. The remainder of the sales growth can be attributed to strong U.S. sales of aerosol valves and spray and lotion pumps. The introduction of several new accessories such as a locking actuator for aerosol valves helped stimulate demand in the U.S. in 2004. Price competition and the mix of aerosol valve sales were the main reasons for the lack of sales growth in Europe in 2004. The lotion pump product line continues to grow at a higher rate than the overall personal care market. Sales of custom tooling decreased nearly $3 million compared to 2003.

In 2003, net sales for the SeaquistPerfect segment increased nearly 16% reflecting strong European sales growth, in particular for spray and lotion pumps as well as custom tooling. The weak U.S. dollar compared to the Euro in 2003 accounted for nearly half of the sales growth in 2003. Sales of aerosol valves decreased in the U.S. while sales of aerosols valves increased slightly in Europe. Sales of lotion pumps increased strongly in the U.S. and in Europe reflecting the continued acceptance of our lotion pump in the personal care market. Sales of spray pumps decreased in the U.S. in 2003 while sales of spray pumps in Europe increased slightly compared to the prior year.

Segment Income continued to improve steadily in 2004 growing nearly 17% compared to 2003. The growth in Segment Income reflects an increase in profitability in the U.S. due primarily to the increased sales volumes, introduction of new accessories, and improvements in productivity in 2004.

In 2003, Segment Income grew nearly 40% compared to 2002. The growth in Segment Income was due primarily to increased valve accessory sales (specialty actuators for specific products), the increase in lotion pump unit sales, improved productivity at molding operations and continued focus on cost reduction.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash flow provided by our operations and our revolving credit facility. Cash and equivalents increased to $170.4 million from $165.0 million at the end of 2003. Total short and long-term interest bearing debt decreased to $205.9 million from $221.9 million at the end of 2003. The ratio of our Net Debt (interest bearing debt less cash and cash equivalents) to Net Capital (stockholder's equity plus Net Debt) decreased to 4% compared to 7% as of December 31, 2003.

In 2004, our operations provided a record $183.2 million in cash flow. This compares with $139.8 million in 2003 and $154.5 million in 2002. We anticipate that cash flow from operations in 2005 will be at or above 2004 levels. In each of the past three years, cash flow from operations was primarily derived from earnings before depreciation and amortization. The increase in cash generated from operating activities in 2004 reflects strong growth in earnings before depreciation and amortization, the absence of discretionary funding for the U.S. pension plan compared to 2003 and decreased use of cash for working capital needs compared to 2003. In 2003, working capital increased significantly, particularly inventory, in anticipation of the rising raw material prices in 2004. Also in 2003, we funded $7 million above the minimum funding requirements required for the U.S. pension plan. During 2004, we utilized the majority of the operating cash flows to finance capital expenditures, pay down existing debt obligations, repurchase Company stock, and pay higher dividends to shareholders. After considering projected capital expenditure needs in 2005 of approximately $95 million (assuming current exchange rates), required debt repayments (including fixed rate interest obligations, capital lease payments and required principal payments) of approximately $15.8 million and anticipated dividend payments of approximately $22 million and the expected acquisition of EP Spray Systems SA for $29 million, we would expect to generate additional cash in 2005.

We used $115.0 million in cash for investing activities during 2004, compared to $74.0 million during 2003 and $87.7 million in 2002. This increase in 2004 is primarily due to increased capital expenditures compared to the prior two years. Capital expenditures totaled $119.7 million in 2004, $77.3 million in 2003 and $89.8 million in 2002. Approximately

$22 million of the increase in capital expenditures relates to manufacturing facilities purchased during the year that were previously leased. Each year we invest in property, plant and equipment primarily for new products, capacity increases, product line extensions and maintenance of business. We estimate that approximately 24% of next year's total anticipated capital expenditures will be spent on new product introductions and 37% on maintenance of the business. Included in the 2005 capital expenditures amount is approximately $6 million of expenditures for manufacturing facilities.

We used $75.0 million in cash for financing activities during 2004 compared to $12.8 million in 2003 and $34.5 million in 2002. The majority of the cash used for financing activities in all three years was used to pay down long and short-term debt, to pay dividends to our shareholders and to buy back shares of our stock. The significant increase in cash used for financing activities reflects the Company's decisions in 2004 to increase the quarterly dividend to shareholders and to accelerate the repurchase of AptarGroup outstanding common stock. We are authorized to repurchase a maximum of 5 million shares of AptarGroup outstanding common stock. As of December 31, 2004, 2.7 million shares have been repurchased for an aggregate amount of $93.8 million. In 2004, 1.2 million shares were repurchased for an aggregate amount of $55.5 million.

In February of 2004, we entered into a five year $150 million revolving credit facility (the ''New Credit Facility'') and terminated the previous $100 million revolving credit facility that was scheduled to expire on June 30, 2004. The New Credit Facility contains substantially similar terms as the terminated facility. Under this credit agreement, interest on borrowings is payable at a rate equal to LIBOR plus an amount based on our financial condition. At December 31, 2004, the amount unused and available under this agreement was $107 million. We are required to pay a fee of .15% for this commitment. The agreement expires on February 27, 2009.

In May of 2004, we entered into a $25 million seven year debt agreement. This debt agreement is comprised of $25 million of 5.09% senior unsecured notes due May 28, 2011. The proceeds from this debt were used to pay down borrowings under the revolving credit facility.

Our revolving credit facility and long-term private placement debt require us to satisfy certain financial and other covenants including:

	Requirement	**Level at December 31, 2004**
Interest coverage ratio	At least 3.5 to 1	24 to 1
Debt to total capital ratio	55%	19%

Based upon the above interest coverage ratio covenant, we could borrow additional debt up to a limit where interest expense would not exceed approximately $69 million. Interest expense in 2004 was approximately $10 million. Based upon the above debt to total capital ratio covenant we would have the ability to borrow an additional $860 million before the 55% requirement was exceeded.

Our foreign operations have historically met cash requirements with the use of internally generated cash or borrowings. Foreign subsidiaries have financing arrangements with several foreign banks to fund operations located outside the U.S., but all these lines are uncommitted. Cash generated by foreign operations has generally been reinvested locally. The majority of our $170 million in cash and equivalents is located outside of the U.S. In 2004, we decided to repatriate a portion (approximately $32 million) of non-U.S. subsidiary current year earnings, which will be distributed in 2005. We have provided for additional taxes of approximately $.4 million in 2004 for this repatriation.

We believe we are in a strong financial position and have the financial resources to meet business requirements in the foreseeable future. We have historically used cash flow from operations as our primary source of liquidity. In the event that customer demand would decrease significantly for a prolonged period of time and negatively impact cash flow from operations, we would have the ability to restrict and significantly reduce capital expenditure levels, which historically have been the most significant use of cash for us. A prolonged and significant reduction in capital expenditure levels could increase future repairs and maintenance costs as well as have a negative impact on operating margins if we were unable to invest in new innovative products.

OFF-BALANCE SHEET ARRANGEMENTS

We lease certain warehouse, plant and office facilities as well as certain equipment under noncancelable operating leases expiring at various dates through the year 2018. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. We have an option on one building lease to purchase the building during or at the end of the term of the lease at approximately the amount expended by the lessor for the purchase of the building and improvements, which was the fair value of the facility at the inception of the lease. This lease has been accounted for as an operating lease. If the Company exercises its option to purchase the building, the Company would account for this transaction as a capital expenditure. If the Company does not exercise the purchase option by the end of the lease in 2006, the Company would be required to pay an amount not to exceed $9.5 million and would receive certain rights to the proceeds from the sale of the related property. The value of the rights to be obtained relating to this property is expected to exceed the amount paid if the purchase option is not exercised. Other than operating lease obligations, we do not have any off-balance sheet arrangements. See the following section ''Overview of Contractual Obligations'' for future payments relating to operating leases.

OVERVIEW OF CONTRACTUAL OBLIGATIONS

Below is a table of our outstanding contractual obligations and future payments as of December 31, 2004:

Contractual Obligations	Payments Due By Period				
	Total	2005	2006-2007	2008-2009	2010 and After
Long-term Debt(1)	$ 141,420	$ 4,571	$ 25,194	$ 43,385	$ 68,270
Capital Lease Obligations(1)	8,025	2,293	2,536	1,634	1,562
Operating Leases	26,740	9,868	12,352	3,175	1,345
Building Lease Obligation(2)	9,500	—	9,500	—	—
Fixed Rate Interest Obligations(3)	40,983	8,948	16,416	11,073	4,546
Purchase Obligations(4)	29,000	29,000	—	—	—
Other Long-term liabilities reflected on the balance sheet under GAAP(5)	—	—	—	—	—
Total Contractual Obligations	$ 255,668	$ 54,680	$ 65,998	$ 59,267	$ 75,723

(1) The future payments listed above for capital lease obligations and long-term debt repayments reflect only principal payments.

(2) The building lease payment indicated in the table assumes that the Company exercises its option to purchase the building at the end of the lease in 2006 for approximately $9.5 million, which represents the estimated residual value of the building at the end of the lease date.

(3) Approximately 40% of our total interest bearing debt has variable interest rates. As it is difficult to calculate accurately future obligations relating to variable rate interest payments, they have been excluded from this table.

(4) The amount shown represents the agreement to acquire EP Spray System SA, which was entered into subsequent to December 31, 2004 and is subject to customary closing conditions.

(5) Aside from deferred income taxes and minority interest, we have approximately $29 million of other deferred long-term liabilities on the balance sheet, which consist primarily of retirement and deferred compensation plans. See Note 8 to the Consolidated Financial Statements in Item 8 for a schedule of estimated future benefit payments related to the Company's defined benefit plans. Timing of future payments relating to the remaining deferred compensation and other obligations are not included in the table as they are difficult to determine because they are based upon governmental contribution requirements, which fluctuate annually, or they will be amortized in the future and will not be settled in cash.

ADOPTION OF ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151 "Inventory Costs." SFAS No. 151 amends the guidance in Accounting Research Bulletin ("ARB") No. 43, Chapter 4, "Inventory Pricing," to clarify the abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4 previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We have performed a preliminary assessment and have determined that this statement will not have a material impact on us upon adoption.

In December 2004, the FASB issued SFAS No. 123R "Share-Based Payment." SFAS No. 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation." This Statement supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This Statement requires a public company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award; the requisite service period (usually the vesting period). SFAS No. 123R is effective as of the first interim or annual reporting period that begins after June 15, 2005. We are currently in the process of evaluating which option pricing model to use when we implement SFAS No. 123R and thus we have not completed the estimate of the impact that this Statement will have on our financial results of operations. However, see Note 1 to the Consolidated Financial Statements in Item 8 for the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 using the Black-Scholes option-pricing model.

In December 2004, the FASB issued FASB Staff Position ("FSP") No. FAS 109-1 "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (the "Act")." This FSP was issued in response to tax deductions for certain qualified production activities provided by the Act, which was signed into law by the President of the United States on October 22, 2004. As a result of the Act, this FSP concludes that those deductions included in the Act should be accounted for as a special deduction in accordance with SFAS No. 109. This FSP is effective immediately. The Act provides a deduction for income from qualified domestic production activities, which will be phased-in from 2005 through 2010. In return, the Act provides for a two-year phase-out of the existing extra-territorial income exclusion ("ETI") for foreign sales. We expect the net effect of the phase in of this new deduction and the phase-out of the ETI to not be significant based on current earnings levels. The special deduction treatment per this FSP has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return.

In December 2004, the FASB issued FSP No. FAS 109-2, "Accounting and Disclosure Guidelines for the Foreign Repatriation Provisions within the American Jobs Creation Act of 2004." This FSP was issued in response to another provision of the Act that provides for temporary incentive for U.S. companies to repatriate accumulated income earned abroad and is effective immediately. This temporary incentive provides an 85% dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and as of today, significant uncertainty remains as to how to interpret numerous provisions of the Act. As such, we are not yet in a position to decide to what extent we might elect to use the repatriation provisions of the Act related to our foreign earnings. Because the majority of the Company's foreign earnings are in higher-taxed countries, the benefits provided by the repatriation provision of the Act are, for the most part, benefits the Company was already receiving prior to the Act. Because of this, the repatriation provisions of the Act do not provide significant benefits to the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, pensions and contingencies. We base our estimates on historical experience and on a variety of other assumptions believed to be reasonable in order to make judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of our Consolidated Financial Statements. Management has discussed the development and selection of these critical accounting estimates with the audit committee of our Board of Directors and the audit committee has reviewed our disclosure relating to it in this Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition ("MD&A").

IMPAIRMENT OF GOODWILL

In accordance with SFAS 142, we evaluate our goodwill for impairment on an annual basis or whenever indicators of impairment exist. SFAS 142 requires that if the carrying value of a reporting unit for which goodwill exists exceeds its fair value, an impairment loss is recognized to the extent that the carrying value of the reporting unit goodwill exceeds the "implied fair value" of reporting unit goodwill.

As discussed in Note 3 to the Consolidated Financial Statements, we have evaluated our goodwill for impairment and have determined that the fair value of our reporting units exceeds their carrying value, so we did not recognize an impairment of goodwill. Goodwill of approximately $140 million is shown on our balance sheet as of December 31, 2004.

We believe that the accounting estimate related to determining the fair value of our reporting units is a critical accounting estimate because: (1) it is highly susceptible to change from period to period because it requires company management to make assumptions about the future cash flows for each reporting unit over several years in the future, and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet as well as our results of operations could be material. Management's assumptions about future cash flows for the reporting units require significant judgment and actual cash flows in the future may differ significantly from those forecasted today. The estimate for future cash flows and its impact on the impairment testing of goodwill is a critical accounting estimate for the Dispensing Systems segment of our business.

In estimating future cash flows, we use internally generated budgets developed from our reporting units and reviewed by management. We develop our budgets based upon recent sales trends for the reporting units, discussions with our customers, planned timing of new product launches, forecasted capital expenditure needs, working capital needs, costing factors and many other variables. From these internally generated budgets, a four year projection of cash flows is made based upon expected sales growth rates and capital and working capital requirements based upon historical needs. A discounted cash flow model is used to discount the future cash flows back to the present using a weighted-average cost of capital. This fair value for the reporting unit is then corroborated by comparing it with a market multiple analysis of the reporting unit. The market multiple analysis is calculated by using AptarGroup's overall EBITDA (earnings before interest, taxes and depreciation) multiple and applying it to the reporting unit EBITDA for the current year.

The $140 million of goodwill is reported in five reporting units. Four of the five reporting units have fair values, which significantly exceed their carrying values. The fifth reporting unit contains approximately $95 million of the total $140 million in goodwill and has the smallest excess of fair value over carrying value of the five reporting units.

We believe our assumptions used in discounting future cash flows are appropriately conservative. Any increase in estimated cash flows would have no impact on the reported carrying amount of goodwill. However, if our current estimates of cash flow for this one reporting unit had been 33% lower, the fair value of the reporting unit would have been lower than the carrying value thus requiring us to perform an impairment test to determine the "implied value" of goodwill. The excess of the approximately $95 million in carrying value of goodwill over the "implied value" of goodwill would need to be written down for impairment. Without performing the second step of the goodwill impairment test it would be difficult to determine the actual amount of impairment to be recorded, but theoretically, the full $95 million of goodwill would be at risk for impairment. A full $95 million impairment loss would have reduced Total Assets as of December 31, 2004 by approximately 7% and would have reduced Income Before Income Taxes in 2004 by nearly 69%.

If we had been required to recognize an impairment loss of the full $95 million, it would likely not have affected our liquidity and capital resources because, in spite of the impairment loss, we would have been within the terms of our debt covenants.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We record an allowance for doubtful accounts as an estimate of the inability of our customers to make their required payments. We determine the amount of our allowance for doubtful accounts by looking at a variety of factors. First we examine an aging of the accounts receivable in each entity within the Company. The aging lists past due amounts according to invoice terms. In addition, we consider the current economic environment, the credit rating of the customers and general overall market conditions. In some countries we maintain credit insurance, which can be used in certain cases of non-payment.

We believe that the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because: (1) it requires management to make assumptions about the ability to collect amounts owed from customers in the future, and (2) changes to these assumptions or estimates could have a material impact on our results of operations. The estimate for the allowance for doubtful accounts is a critical accounting estimate for both of our segments.

When we determine that a customer is unlikely to pay, we record a charge to bad debt expense in the income statement and an increase to the allowance for doubtful accounts. When it becomes certain the customer cannot pay (typically the customer will file for bankruptcy) we write off the receivable by removing the accounts receivable amount and reducing the allowance for doubtful accounts accordingly. In 2004, we added approximately $1.5 million to the allowance for doubtful accounts while we wrote off or reduced the allowance for doubtful accounts by $1.0 million. Please refer to Schedule II – Valuation and Qualifying Accounts for activity in the allowance for doubtful accounts over the past three years.

We had approximately $276.8 million in outstanding accounts receivable at December 31, 2004. At December 31, 2004 we had approximately $10 million recorded in the allowance for doubtful accounts to cover all potential future customer non-payments net of any credit insurance reimbursement we would potentially recover. We believe our allowance for doubtful accounts is adequate to cover any future non-payments of our customers. However, if economic conditions deteriorate significantly or one of our large customers were to declare bankruptcy, a larger allowance for doubtful accounts might be necessary. It is extremely difficult to estimate how much of an additional reserve would be necessary, but we expect the largest potential customer balance at any one time would not exceed $10 million. An additional loss of $10 million would reduce our Total Assets as of December 31, 2004 by approximately 1% and would have reduced Income Before Income Taxes by approximately 7%.

If we had been required to recognize an additional $10 million in bad debt expense, it would likely not have affected our liquidity and capital resources because, in spite of the additional expense, we would have been within the terms of our debt covenants.

VALUATION OF PENSION BENEFITS

The benefit obligations and net periodic pension cost associated with our domestic and foreign noncontributory pension plans are determined using actuarial assumptions. Such assumptions include discount rates to reflect the time value of money, rate of employee compensation increases, demographic assumptions to determine the probability and timing of benefit payments, and the long-term rate of return on plan assets. The actuarial assumptions are based upon management's best estimates, after consulting with outside investment advisors and actuaries. Because assumptions and estimates are used, actual results could differ from expected results.

The discount rate is utilized principally in calculating our pension obligations, which are represented by the Accumulated Benefit Obligation (ABO) and the Projected Benefit Obligation (PBO), and in calculating net periodic benefit cost. In establishing the discount rates for our domestic and foreign plans, we review a number of relevant interest rates including government security yields and Aa corporate bond yields. At December 31, 2004, the discount rates for our domestic and foreign plans were 5.5% and 5.0%, respectively.

We believe that the accounting estimates related to determining the valuation of pension benefits are critical accounting estimates because: (1) changes in them can materially affect net income, and (2) we are required to establish the discount rate and the expected return on fund assets, which are highly uncertain and require judgment. The estimates for the valuation of pension benefits are critical accounting estimates for both of our segments.

To the extent the discount rates increase (or decrease), our ABO and net periodic benefit cost will decrease (or increase) accordingly. The estimated effect of a 1% decrease in each discount rate would be an $11.2 million increase in the ABO ($8.0 million for the domestic plans and $3.2 million for the foreign plans) and a $2.1 million increase in net periodic benefit cost ($1.7 million for the domestic plans and $.4 million for the foreign plans). To the extent the ABO increases, and an additional minimum pension liability adjustment is required, the after-tax effect of such increase could reduce Other Comprehensive Income and Shareholders' Equity. The estimated effect of a 1% increase in each discount rate would be a $8.9 million decrease in the ABO ($6.2 million for the domestic plans and $2.7 million for the foreign plans) and a $1.3 million decrease in net periodic benefit cost ($1.1 million for the domestic plans and $.2 million for the foreign plans). A decrease of this magnitude in the ABO would eliminate a substantial portion of the Additional Minimum Pension Liability, and the reduction in Other Comprehensive Income and Shareholders' Equity.

The assumed expected long-term rate of return on assets is the average rate of earnings expected on the funds invested to provide for the benefits included in the PBO. Of domestic plan assets, approximately 66% was invested in equities and 34% was invested in fixed income securities at December 31, 2004. Of foreign plan assets, approximately 42% was invested in equities, 53% was invested in fixed income securities and 5% was invested in real estate at December 31, 2004.

The expected long-term rate of return assumptions are determined based on our investment policy combined with expected risk premiums of equities and fixed income securities over the underlying risk-free rate. This rate is utilized principally in calculating the expected return on the plan assets component of the net periodic benefit cost. To the extent the actual rate of return on assets realized over the course of a year is greater than the assumed rate, that year's net periodic benefit cost is not affected. Rather, this gain reduces future net periodic benefit cost over a period of approximately 15 to 20 years. Likewise, to the extent the actual rate of return on assets realized over the course of a year is less than the assumed rate, that year's net periodic benefit cost is not affected. Rather, this loss increases future net periodic benefit cost over a period of approximately 15 to 20 years. To the extent the expected long-term rate of return on assets increases (or decreases), our net periodic benefit cost will decrease (or increase) accordingly. The estimated effect of a 1% decrease in each expected long-term rate of return on assets would be a $.4 million increase in net periodic benefit cost. The estimated effect of a 1% increase in the expected long-term rate of return on assets would be a $.4 million decrease in net periodic benefit cost.

The average rate of compensation increase is utilized principally in calculating the PBO and the net periodic benefit cost. The estimated effect of a 0.5% decrease in each rate of expected compensation increase would be a $1.4 million decrease in the PBO ($.6 million for the domestic plans and $.8 million for the foreign plans) and a $.3 million decrease to the net periodic benefit cost. The estimated effect of a 0.5% increase in each rate of expected compensation increase would be a $1.5 million increase in the PBO ($.6 million for the domestic plans and $.9 million for the foreign plans) and a $.4 million increase to the net periodic benefit cost.

Our primary pension related assumptions as of December 31, 2004 and 2003 were as follows:

Actuarial Assumptions as of December 31,	**2004**	**2003**
Discount rate:		
Domestic plans	**5.50%**	5.90%
Foreign plans	**5.00%**	5.35%
Expected long-term rate of return on plan assets:		
Domestic plans	**7.00%**	7.50%
Foreign plans	**6.00%**	6.20%
Rate of compensation increase:		
Domestic plans	**4.50%**	4.50%
Foreign plans	**3.00%**	3.00%

In order to determine the 2005 net periodic benefit cost, the Company expects to use the December 31, 2004 discount rate and rate of compensation increase assumptions, and lower the expected long-term return on domestic and foreign plan assets to 7% and 6%, respectively. The estimated impact of the changes to the assumptions as noted in the table above on our 2005 net periodic benefit cost is a net increase of approximately $1 million.

INCOME TAXES ON UNDISTRIBUTED EARNINGS OF FOREIGN SUBSIDIARIES

Our policy is to evaluate annually if we will repatriate non-U.S. subsidiary current year earnings or a portion thereof. It is also part of our policy that any current year or prior year earnings that have not been remitted to the U.S. will continue to be permanently reinvested in non-U.S. countries and as such, meets the indefinite reversal criteria of APB No. 23. As of December 31, 2004, we have approximately $429 million of undistributed earnings of foreign subsidiaries. Since our intent is to reinvest the prior year earnings of our non-U.S. subsidiaries indefinitely that have not been remitted, we have not provided deferred taxes in our financial statements for any future repatriation in accordance with APB No. 23, "Accounting for Income Taxes-Special Areas."

We believe that the accounting policy to indefinitely reinvest the earnings of our foreign subsidiaries is a critical accounting policy because: (1) any change or deviation from that policy could trigger additional tax expense for us that is not provided for in the financial statements today thus increasing our overall effective tax rate, reducing earnings per share and reducing cash flow; and (2) a majority of our $170 million in cash and equivalents is located outside of the U.S. The policy to reinvest earnings of our foreign subsidiaries indefinitely is a critical accounting policy for the company as a whole and does not directly impact either of our segments.

In 2004, we decided to repatriate a portion (approximately $32 million) of non-U.S. subsidiary current year earnings, which will be distributed in 2005. We have provided for additional taxes in 2004 for this repatriation. This provision, net of applicable tax credits, was $.4 million. The remainder of the 2004 non-U.S. subsidiary current year earnings is expected to be permanently reinvested. Currently we have no future plans to repatriate any past or future foreign earnings other than the $32 million mentioned above. However, if a significant short-term liquidity crisis were to arise, it would be reasonably likely that we would have to consider repatriating some or all of our cash to the U.S.

Calculating the effect of taxes on repatriated foreign earnings is extremely complex. Taxes have to reflect the expected form of repatriation (generally, dividend, sale or liquidation, or loan to the parent). The form of repatriation will result in different characteristics of income (ordinary versus capital gain) or different amounts of deemed-paid foreign tax credits available.

OUTLOOK

The year 2005 is expected to be a challenging year for us as we try to improve over 2004, which was one of our most successful years in the Company's history. Sales of our products to all of the markets we serve are expected to continue to grow in 2005. However pricing continues to be competitive in most of the markets we serve, in particular in the low-end fragrance/cosmetic market and the dispensing closure product range.

Raw material prices are expected to continue to increase in 2005 from their already substantial increases seen in 2004. Our ability to pass on these costs to our customers depends on competitive forces in the marketplace. Delays or difficulties encountered with passing on price increases to our customers could have a negative impact on our 2005 anticipated results.

We are anticipating gains in productivity and cost savings to partially offset any further price declines and cost increases in the market. Should we be unable to attain these productivity gains and cost savings, our results could be negatively impacted.

We are anticipating diluted earnings per share for the first quarter of 2005 to be in the range of $.58 to $.63 per share compared to $.57 per share recorded in the prior year first quarter.

The Euro has strengthened significantly compared to the U.S. dollar in 2004. Since a majority of our sales are denominated in Euros, a strengthening Euro will have a positive impact on the translation of our Euro denominated financial statements into U.S. dollars. However, as we have mentioned before, we are a net importer of products produced in European countries with Euro based costs, into the U.S. and sold in U.S. dollars. A strengthening Euro compared to the U.S. dollar makes imported European produced products more expensive, thereby reducing operating margins. The net impact of the strengthening Euro is difficult to predict or estimate, but it is likely that any positive impact achieved from translating Euro denominated financial statements into U.S. dollars may be offset by the reduction in operating margins on imported products.

We expect the annual effective tax rate for 2005 to be approximately 32% compared to a rate of 32% for 2004, excluding any potential recovery of additional research and development credits of approximately $2.1 million for the years 2000 to 2002. The quarterly tax rate in 2005 will vary depending upon when these research and development credits will be received.

We use specific plastic resin for certain of our pharmaceutical products. These specific resins are approved by the customers and by various government agencies such as the Food and Drug Administration (FDA) in the United States when the customer is obtaining approval to market its product. Should these plastic resins become unavailable to purchase on the market, we could suffer a delay in shipping product to pharmaceutical customers. We are not aware of any potential shortages of specific resins used in the pharmaceutical market for the foreseeable future.

Due to the fixed cost nature of our businesses, particularly in Europe, it is difficult to reduce costs fast enough to offset a decline in business. As such, sudden significant decreases in business may have a significant impact on our results of operations.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis and certain other sections of this Form 10-K contain forward-looking statements that involve a number of risks and uncertainties. Words such as "expects," "anticipates," "believes," "estimates," and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could" are intended to identify such forward-looking statements. Forward-looking statements are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on our beliefs as well as assumptions made by and information currently available to us. Accordingly, our actual results may differ materially from those expressed or implied in such forward-looking statements due to known or unknown risks and uncertainties that exist in our operations and business environment, including but not limited to:

- difficulties in product development and uncertainties related to the timing or outcome of product development;
- the cost and availability of raw materials;
- our ability to increase prices;
- our ability to contain costs and improve productivity;
- our ability to meet future cash flow estimates to support our goodwill impairment testing;
- direct or indirect consequences of acts of war or terrorism;
- difficulties in complying with government regulation;
- competition (particularly from Asia) and technological change;
- our ability to defend our intellectual property rights;
- the timing and magnitude of capital expenditures;
- our ability to identify potential acquisitions and to successfully acquire and integrate such operations or products;
- significant fluctuations in currency exchange rates;
- economic and market conditions worldwide;
- changes in customer spending levels;
- work stoppages due to labor disputes
- the demand for existing and new products;
- other risks associated with our operations.

Although we believe that our forward-looking statements are based on reasonable assumptions, there can be no assurance that actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISKS

A significant number of our operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial condition and results of operations of our entities. Our primary foreign exchange exposure is to the Euro, but we also have foreign exchange exposure to South American and Asian currencies, among others. A weakening U.S. dollar relative to foreign currencies has an additive translation effect on our financial condition and results of operations. Conversely, a strengthening U.S. dollar has a dilutive effect.

Additionally, in some cases, we sell products denominated in a currency different from the currency in which the related costs are incurred. Any changes in exchange rates on such inter-country sales may impact our results of operations.

We manage our exposures to foreign exchange principally with forward exchange contracts to hedge certain firm purchase and sales commitments and intercompany cash transactions denominated in foreign currencies.

The table below provides information, as of December 31, 2004, about our forward currency exchange contracts. All the contracts expire before the end of the fourth quarter of 2005.

In thousands

Year Ended December 31, 2004 Buy/Sell	Contract Amount	Average Contractual Exchange Rate
Euro/U.S. Dollar	$ 34,415	1.2689
Swiss Francs/Euro	8,683	.6561
Euro/British Pound	4,559	.6957
Canadian Dollar/Euro	3,071	.6299
Euro/Russian Ruble	2,713	37.5000
Euro/Indonesian Rupiah	2,116	11,808.3917
Euro/Swiss Francs	1,693	1.5222
Euro/Japanese Yen	1,443	131.4457
U.S. Dollar/Mexican Peso	1,050	11.7835
Other	4,353	
Total	$ 64,096	

As of December 31, 2004, we have recorded the fair value of foreign currency forward exchange contracts of $2.4 million in prepayments and other in the balance sheet. All forward exchange contracts outstanding as of December 31, 2003 had an aggregate contract amount of $34.5 million.

At December 31, 2004, we had a fixed-to-variable interest rate swap agreement with a notional principal value of $25 million, which requires us to pay a variable interest rate (which was 2.5% at December 31, 2004) and receive a fixed rate of 6.6%. The variable rate is adjusted semiannually based on London Interbank Offered Rates ("LIBOR"). Variations in market interest rates would produce changes in our net income. If interest rates increase by 100 basis points, net income related to the interest rate swap agreement would decrease by less than $.2 million, assuming a tax rate of 32%. As of December 31, 2004, we recorded the fair value of the fixed-to-variable interest rate swap agreement of $2.8 million in miscellaneous other assets with an offsetting adjustment to debt. No gain or loss was recorded in the income statement in 2004 since there was no hedge ineffectiveness.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AptarGroup, Inc.
CONSOLIDATED BALANCE SHEETS

In thousands, except per share amounts

December 31,	2004	2003
Assets		
Current Assets:		
Cash and equivalents	**$ 170,368**	$ 164,982
Accounts and notes receivable, less allowance for doubtful accounts of $9,952 in 2004 and $9,533 in 2003	**266,894**	231,976
Inventories	**189,349**	165,207
Prepayments and other	**34,618**	40,289
	661,229	602,454
Property, Plant and Equipment:		
Buildings and improvements	**196,592**	167,684
Machinery and equipment	**1,073,173**	960,193
	1,269,765	1,127,877
Less: Accumulated depreciation	**(747,787)**	(651,080)
	521,978	476,797
Land	**12,784**	6,634
	534,762	483,431
Other Assets:		
Investments in affiliates	**12,409**	13,018
Goodwill	**140,239**	136,660
Intangible assets	**14,472**	14,692
Miscellaneous	**10,915**	14,088
	178,035	178,458
Total Assets	**$ 1,374,026**	$ 1,264,343

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.
CONSOLIDATED BALANCE SHEETS

In thousands, except per share amounts		
December 31,	**2004**	**2003**
Liabilities and Stockholders' Equity		
Current Liabilities:		
Notes payable	**$ 56,428**	$ 88,871
Current maturities of long-term obligations	**6,864**	7,839
Accounts payable and accrued liabilities	**213,569**	186,510
	276,861	283,220
Long-Term Obligations	**142,581**	125,196
Deferred Liabilities and Other:		
Deferred income taxes	**45,169**	39,757
Retirement and deferred compensation plans	**26,673**	22,577
Deferred and other non-current liabilities	**2,313**	4,085
Minority interests	**7,232**	6,457
	81,387	72,876
Stockholders' Equity:		
Preferred stock, $.01 par value, 1 million shares authorized, none outstanding	**—**	—
Common stock, $.01 par value, 99 million shares authorized, and 38.2 and 37.7 million outstanding in 2004 and 2003, respectively	**382**	377
Capital in excess of par value	**148,722**	136,710
Retained earnings	**695,901**	618,547
Accumulated other comprehensive income	**120,323**	65,708
Less: Treasury stock at cost, 2.6 million and 1.4 million shares in 2004 and 2003, respectively	**(92,131)**	(38,291)
	873,197	783,051
Total Liabilities and Stockholders' Equity	**$ 1,374,026**	$ 1,264,343

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.
CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share amounts

Years Ended December 31,	**2004**	**2003**	**2002**
Net Sales	**$ 1,296,608**	$ 1,114,689	$ 926,691
Operating Expenses:			
Cost of sales (exclusive of depreciation shown below)	**866,865**	732,038	593,723
Selling, research & development and administrative	**194,366**	171,604	148,348
Depreciation and amortization	**94,493**	85,851	72,141
Acquired research and development charge	**—**	1,250	—
Strategic Initiative charges	**—**	—	1,238
Patent dispute settlement	**—**	—	4,168
	1,155,724	990,743	819,618
Operating Income	**140,884**	123,946	107,073
Other Income (Expense):			
Interest expense	**(10,012)**	(9,846)	(10,695)
Interest income	**4,255**	2,945	2,083
Equity in results of affiliates	**1,323**	928	191
Minority interests	**(383)**	(250)	167
Miscellaneous, net	**1,110**	(453)	(461)
	(3,707)	(6,676)	(8,715)
Income Before Income Taxes	**137,177**	117,270	98,358
Provision For Income Taxes	**43,890**	37,591	31,711
Net Income	**$ 93,287**	$ 79,679	$ 66,647
Net Income Per Common Share			
Basic	**$ 2.58**	$ 2.21	$ 1.86
Diluted	**$ 2.51**	$ 2.16	$ 1.82

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

Years Ended December 31,	**2004**	**2003**	**2002**
Cash Flows from Operating Activities:			
Net income	**$ 93,287**	$ 79,679	$ 66,647
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	**91,591**	83,788	70,533
Amortization	**2,902**	2,063	1,608
Provision for bad debts	**1,466**	1,772	2,453
Strategic Initiative charges	**—**	—	1,238
Minority interests	**383**	250	(167)
Deferred income taxes	**(2,170)**	4,836	6,150
Retirement and deferred compensation plans	**3,483**	(7,068)	3,064
Equity in results of affiliates in excess of cash distributions received	**(1,155)**	(789)	(66)
Changes in balance sheet items, excluding effects from foreign currency adjustments:			
Accounts and notes receivable	**(6,654)**	(2,526)	8,765
Inventories	**(14,282)**	(18,504)	2,834
Prepaid and other current assets	**6,875**	(7,321)	(4,285)
Accounts payable and accrued liabilities	**22**	(2,787)	2,651
Income taxes payable	**4,202**	2,207	(8,919)
Other changes, net	**3,275**	4,180	1,946
Net cash provided by operations	**183,225**	139,780	154,452
Cash Flows from Investing Activities:			
Capital expenditures	**(119,745)**	(77,269)	(89,778)
Disposition of property and equipment	**6,852**	2,027	4,367
Intangible assets	**(1,736)**	(156)	(1,307)
(Issuance) collection of notes receivable, net	**(342)**	1,415	(1,019)
Net cash used by investing activities	**(114,971)**	(73,983)	(87,737)
Cash Flows from Financing Activities:			
Proceeds from notes payable	**—**	6,686	—
Repayments of notes payable	**(32,831)**	—	(8,512)
Proceeds from long-term obligations	**25,000**	—	184
Repayments of long-term obligations	**(8,990)**	(16,688)	(20,441)
Proceeds from cancellation of swap agreement	**—**	—	4,038
Dividends paid	**(15,933)**	(9,390)	(8,618)
Proceeds from stock option exercises	**13,320**	9,716	4,075
Purchase of treasury stock	**(55,536)**	(3,156)	(5,216)
Net cash used by financing activities	**(74,970)**	(12,832)	(34,490)
Effect of Exchange Rate Changes on Cash	**12,102**	21,812	9,967
Net increase in Cash and Equivalents	**5,386**	74,777	42,192
Cash and Equivalents at Beginning of Period	**164,982**	90,205	48,013
Cash and Equivalents at End of Period	**$ 170,368**	$ 164,982	$ 90,205
Supplemental Cash Flow Disclosure:			
Interest paid	**$ 9,792**	$ 9,167	$ 11,843
Income taxes paid	**47,017**	31,116	37,533
Supplemental Non-cash Financing Activities:			
Capital lease obligations	**$ —**	$ 2,030	$ —

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years Ended December 31, 2004, 2003 and 2002

In thousands

	Comprehensive Income	Total Equity	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Common Stock Par Value	Treasury Stock	Capital in Excess of Par Value
Balance — December 31, 2001:		$ 469,204	$ 490,229	$ (114,402)	$ 370	$ (29,919)	$ 122,926
Net income	$ 66,647	66,647	66,647				
Foreign currency translation adjustments	69,293	69,293		69,293			
Minimum pension liability adjustment, net of tax	(918)	(918)		(918)			
Comprehensive income	$ 135,022						
Stock option exercises & restricted stock vestings		4,075			2		4,073
Cash dividends declared on common stock		(8,618)	(8,618)				
Treasury stock purchased		(5,216)				(5,216)	
Balance — December 31, 2002:		594,467	548,258	(46,027)	372	(35,135)	126,999
Net income	$ 79,679	79,679	79,679				
Foreign currency translation adjustments	110,798	110,798		110,798			
Minimum pension liability adjustment, net of tax	937	937		937			
Comprehensive income	$ 191,414						
Stock option exercises & restricted stock vestings		9,716			5		9,711
Cash dividends declared on common stock		(9,390)	(9,390)				
Treasury stock purchased		(3,156)				(3,156)	
Balance — December 31, 2003:		783,051	618,547	65,708	377	(38,291)	136,710
Net income	$ 93,287	93,287	93,287				
Foreign currency translation adjustments	55,771	55,771		55,771			
Minimum pension liability adjustment, net of tax	(1,156)	(1,156)		(1,156)			
Comprehensive income	$ 147,902						
Stock option exercises & restricted stock vestings		13,713			5	1,696	12,012
Cash dividends declared on common stock		(15,933)	(15,933)				
Treasury stock purchased		(55,536)				(55,536)	
Balance — December 31, 2004:		$ 873,197	$ 695,901	$ 120,323	$ 382	$ (92,131)	$ 148,722

See accompanying notes to consolidated financial statements.

AptarGroup, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands unless otherwise indicated)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

AptarGroup, Inc. is an international company that designs, manufactures and sells consumer product dispensing systems. The Company focuses on providing value-added components to a variety of global consumer product marketers in the personal care, fragrance/cosmetic, pharmaceutical, household and food/beverage industries. The Company has manufacturing facilities located throughout the world including North America, Europe, Asia and South America.

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of AptarGroup, Inc. and its subsidiaries. The terms "AptarGroup" or "Company" as used herein refer to AptarGroup, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the current period presentation.

ACCOUNTING ESTIMATES

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This process requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH MANAGEMENT

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. The costs of certain domestic and foreign inventories are determined by using the last-in, first-out ("LIFO") method, while the remaining inventories are valued using the first-in, first-out (FIFO) method.

INVESTMENTS IN AFFILIATED COMPANIES

The Company accounts for its investments in 20% to 50% owned affiliated companies using the equity method. These investments are in companies that manufacture and distribute products similar to the Company's products. The Company received dividends from affiliated companies of $168, $139, and $125 in 2004, 2003 and 2002, respectively. The Company has approximately $2.4 million included in its December 31, 2004 consolidated retained earnings, which represent undistributed earnings of affiliated companies accounted for by the equity method.

PROPERTY AND DEPRECIATION

Properties are stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives for financial reporting purposes and accelerated methods for income tax reporting. Generally, the estimated useful lives are 25 to 40 years for buildings and improvements and 3 to 10 years for machinery and equipment.

FINITE-LIVED INTANGIBLE ASSETS

Finite-lived intangibles, consisting of patents, non-compete agreements and license agreements acquired in purchase transactions, are capitalized and amortized over their useful lives which range from 4 to 20 years.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

Management believes the excess purchase price over the fair value of the net assets acquired ("Goodwill") in purchase transactions has continuing value. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002. This statement eliminates the requirement that Goodwill and indefinite-lived intangible assets arising from a business combination be amortized and charged to expense over time. Instead, the Goodwill and indefinite-lived intangible assets must be tested annually, or as circumstances dictate, for impairment. Management has performed an analysis of the fair values of its reporting units at December 31, 2004. The fair values of the reporting units exceeded the carrying values and, therefore, no impairment of Goodwill was reported in 2004, 2003 or 2002.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment and finite-lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When impairment is identified, the carrying amount of the asset is reduced to its fair value.

DERIVATIVES INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instruments are recorded in the consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded in each period in earnings or accumulated other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction.

RESEARCH & DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred. These costs amounted to $41,890, $34,714 and $27,720 in 2004, 2003 and 2002, respectively. The 2003 amount includes $1,250 of acquired intellectual property (patents, licenses and know how) described in Note 18.

INCOME TAXES

The Company computes taxes on income in accordance with the tax rules and regulations of the many taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities may vary substantially. Taxable income may differ from pretax income for financial accounting purposes. To the extent that these differences create differences between the tax basis of an asset or liability and its reported amount in the financial statements, an appropriate provision for deferred income taxes is made.

Except as noted below, the Company has the expressed intention to reinvest the undistributed earnings of its non-U.S. subsidiaries, which meets the indefinite reversal criteria of APB 23. A provision has not been made for U.S. or additional foreign taxes on $428,833 of undistributed earnings of non-U.S. subsidiaries. These earnings will continue to be reinvested indefinitely and could become subject to additional tax if they were remitted as dividends or lent to a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed non-U.S. earnings. However, the Company will continue to evaluate annually if it will repatriate non-U.S. subsidiary current year earnings or a portion thereof. The Company also has the intention that any current year or prior year earnings that have not been remitted to the U.S. will continue to be permanently reinvested in non-U.S. countries in order to meet the indefinite reversal criteria of APB 23. In 2003 and 2004, the Company decided to repatriate a portion of non-U.S. subsidiary current year earnings in 2004 and 2005, respectively. See Note 5 for more information.

TRANSLATION OF FOREIGN CURRENCIES

The functional currencies of all the Company's foreign operations are the local currencies. Assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date. Sales and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in a separate section of stockholders' equity. Realized and unrealized foreign currency transaction gains and losses are reflected in income, as a component of miscellaneous income and expense, and represented a gain of $412 in 2004, a loss of $490 in 2003 and loss of $794 in 2002.

STOCK BASED COMPENSATION

At December 31, 2004, the Company has stock-based employee compensation plans, which are described more fully in Note 13. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," to stock-based employee compensation.

Years Ended December 31,	2004	2003	2002
Net income, as reported	**$ 93,287**	$ 79,679	$ 66,647
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(4,080)**	(4,321)	(4,341)
Pro forma net income	**$ 89,207**	$ 75,358	$ 62,306
Earnings per share:			
Basic – as reported	**$ 2.58**	$ 2.21	$ 1.86
Basic – pro forma	**$ 2.46**	$ 2.09	$ 1.73
Diluted – as reported	**$ 2.51**	$ 2.16	$ 1.82
Diluted – pro forma	**$ 2.40**	$ 2.04	$ 1.70

REVENUE RECOGNITION

Product Sales. The Company's policy is to recognize revenue from product sales when the title and risk of loss has transferred to the customer, when the Company has no remaining obligations regarding the transaction and when collectibility is reasonably assured. The majority of the Company's products shipped from the U.S. transfers title and risk of loss when the goods leave the Company's shipping location. The majority of the Company's products shipped from Europe transfers title and risk of loss when the goods reach their destination.

Services and Other. The Company occasionally invoices customers for certain services. The Company also receives revenue from other sources such as license or royalty agreements. Revenue is recognized when services are rendered or rights to use assets can be reliably measured and when collectibility is reasonably assured. Service and other revenue is not material to the Company's results of operations for any of the years presented.

NOTE 2 INVENTORIES

At December 31, 2004 and 2003, approximately 22% and 23%, respectively, of the total inventories are accounted for by the LIFO method. Inventories, by component, consisted of:

	2004	2003
Raw materials	**$ 62,785**	$ 54,602
Work-in-process	**47,130**	39,165
Finished goods	**82,263**	72,969
Total	**192,178**	166,736
Less LIFO reserve	**(2,829)**	(1,529)
Total	**$ 189,349**	$ 165,207

NOTE 3 GOODWILL AND OTHER INTANGIBLE ASSETS

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002. Pursuant to this standard, the Company completed an assessment of the categorization of its existing intangible assets and goodwill. In addition, the Company completed its annual analysis of the fair value of its reporting units as of December 31, 2004 using both a discounted cash flow analysis and market multiple approach and has determined that the fair value of its reporting units exceeds the carrying values and, therefore, no impairment of goodwill needs to be recorded. Also pursuant to the standard, the Company ceased recording goodwill and indefinite-lived intangible asset amortization in 2002.

The changes in the carrying amount of goodwill for the year ended December 31, 2004, are as follows by reporting segment:

	Dispensing Systems Segment	SeaquistPerfect Segment	Total
Balance as of January 1, 2004	$ 134,800	$ 1,860	$ 136,660
Foreign currency exchange effects	3,579	—	3,579
Balance as of December 31, 2004	$ 138,379	$ 1,860	$ 140,239

The table below shows a summary of intangible assets for the years ended December 31, 2004 and 2003.

		2004			2003		
	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Value	Gross Carrying Amount	Accumulated Amortization	Net Value
Amortized intangible assets:							
Patents	14	$ 17,852	$ (8,259)	$ 9,593	$ 16,625	$ (5,908)	$ 10,717
License agreements and other	6	9,093	(5,258)	3,835	7,105	(4,043)	3,062
	11	26,945	(13,517)	13,428	23,730	(9,951)	13,779
Unamortized intangible assets:							
Trademarks		505	—	505	470	—	470
Minimum pension liability		539	—	539	443	—	443
		1,044	—	1,044	913	—	913
Total intangible assets		$ 27,989	$ (13,517)	$ 14,472	$ 24,643	$ (9,951)	$ 14,692

The Company spent approximately $1.7 million for intangible assets in 2004. These intangible assets related primarily to license agreements for new dispensing technology. The license agreements will be amortized on a straight-line basis between 5 and 7 years depending on the agreements.

Aggregate amortization expense for the intangible assets above for the years ended December 31, 2004, 2003 and 2002 was $2,902, $2,063 and $1,608, respectively.

Estimated amortization expense for the years ending December 31 is as follows:

2005	$ 2,211
2006	1,855
2007	1,830
2008	1,786
2009	1,592

Future amortization expense may fluctuate depending on changes in foreign currency rates. The estimates for amortization expense noted above are based upon foreign exchange rates as of December 31, 2004.

NOTE 4 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, 2004 and 2003, accounts payable and accrued liabilities consisted of the following:

	2004	2003
Accounts payable, principally trade	**$ 103,716**	$ 89,254
Accrued employee compensation costs	**47,903**	45,335
Other accrued liabilities	**61,950**	51,921
Total	**$ 213,569**	$ 186,510

NOTE 5 INCOME TAXES

Income before income taxes consists of:

Years Ended December 31,	2004	2003	2002
Domestic	**$ 25,726**	$ 18,123	$ 20,033
Foreign	**111,451**	99,147	78,325
Total	**$ 137,177**	$ 117,270	$ 98,358

The provision for income taxes is comprised of:

Years Ended December 31,	2004	2003	2002
Current:			
Federal	**$ 9,501**	$ 1,151	$ 3,866
State/Local	**1,104**	746	736
Foreign	**35,455**	30,858	20,959
	46,060	32,755	25,561
Deferred:			
Federal/State	**(1,532)**	4,911	4,364
Foreign	**(638)**	(75)	1,786
	(2,170)	4,836	6,150
Total	**$ 43,890**	$ 37,591	$ 31,711

The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35.0% in 2004, 2003 and 2002 to income before income taxes is as follows:

Years Ended December 31,	2004	2003	2002
Income tax at statutory rate	**$ 48,012**	$ 41,044	$ 34,425
State income taxes, net of federal benefit	**499**	485	478
U.S. research & development credits	**—**	(700)	—
Provision for distribution of foreign earnings	**350**	4,382	—
Resolution of foreign tax matters	**—**	(2,248)	—
Rate differential on earnings of foreign operations	**(4,541)**	(6,052)	(4,669)
Other items, net	**(430)**	680	1,477
Actual income tax provision	**$ 43,890**	$ 37,591	$ 31,711
Effective income tax rate	**32.0%**	32.1%	32.2%

RESEARCH AND DEVELOPMENT CREDIT

During 2004, the Company filed refund claims with the U.S. and certain state governments for Research & Development expenditures incurred by the Company during 2000 through 2002. The IRS began examining these claims during 2004. These claims, which total approximately $2.1 million, will be recognized as they are received from the U.S. and state governments.

Significant deferred tax assets and liabilities as of December 31, 2004 and 2003 are comprised of the following temporary differences:

	2004	2003
Deferred Tax Assets:		
Accruals	**$ 13,625**	$ 8,270
Net operating loss carryforwards	**1,268**	355
Foreign tax credit carryforwards	**1,852**	—
Asset bases differentials	**449**	1,546
Other	**992**	1,816
Total gross deferred tax assets	**18,186**	11,987
Less valuation allowance	**(2,870)**	—
Net deferred tax assets	**15,316**	11,987
Deferred Tax Liabilities:		
Depreciation	**38,626**	37,780
Leases	**6,512**	5,711
Undistributed earnings of foreign subsidiaries	**350**	4,382
Other	**6,536**	4,715
Total gross deferred tax liabilities	**52,024**	52,588
Net deferred tax liabilities	**$ 36,708**	$ 40,601

NET OPERATING LOSS AND FOREIGN TAX CREDIT CARRYOVERS

On December 31, 2004, the Company had gross deferred tax assets related to foreign tax loss carryforwards of approximately $1.3 million. The Company has been able to utilize $.5 million of $1.5 million in deferred tax assets related to losses incurred within its Swiss operations. Management believes the remaining $1.0 million of deferred tax assets relating to the Swiss losses will not be able to be utilized and has established a valuation allowance for this amount. These losses have a seven year carryover period and portions begin to expire starting in 2005. Regarding the remaining foreign tax loss carryforwards, based upon the level of historical taxable income, projected future taxable income, and the timing of the reversal of existing deferred tax liabilities, management believes it is more likely than not that the Company will realize the benefits of these deferred assets.

The Company had an overall foreign loss (''OFL'') of approximately $8 million at December 31, 2003. With the Company's foreign repatriation during 2004, the negative tax consequence of this OFL has been eliminated. Due to the elimination of the OFL, the Company has U.S. foreign tax credit (''FTC'') carryforwards of approximately $1.9 million remaining at December 31, 2004. These carryforwards expire $.8 million, $.1 million and $1.0 million in 2012, 2013 and 2014, respectively. Because the Company has the majority of its foreign earnings in higher-taxed countries, management believes the Company will not be able to utilize these carryforwards. A $1.9 million valuation allowance against these carryforwards has been established.

During 2004, the Company provided for additional taxes on approximately $32 million of 2004 unremitted foreign earnings. This provision, net of applicable credits, was $.4 million. It is management's intention that these earnings will be remitted during 2005. The remainder of 2004 foreign earnings is expected to be permanently reinvested.

The Company has not provided for taxes on certain tax-deferred income of a foreign operation. The income arose predominately from government grants. Taxes of approximately $1.9 million would become payable in the event the income would be distributed.

NOTE 6 DEBT

Average borrowings under unsecured lines of credit were $64.0 million and $82.9 million for 2004 and 2003, respectively, and the average annual interest rate on short-term notes payable, which is included in the notes payable caption under current liabilities of the balance sheet was approximately 2.6% and 2.5% for 2004 and 2003, respectively. There are no compensating balance requirements associated with short-term borrowings. In February of 2004, the Company entered into a five-year $150 million revolving credit facility and terminated a facility that expired on June 30, 2004. Under this credit agreement, interest on borrowings is payable at a rate equal to London Interbank Offered Rates (''LIBOR'') plus an amount based on the financial condition of the Company. The Company is required to pay a fee for this commitment. Commitment or facility fee payments in 2004, 2003 and 2002 were not significant. The amounts used under these agreements were $43.0 million and $78.0 million at December 31, 2004 and 2003, respectively.

The revolving credit and the senior unsecured debt agreements contain covenants, with which the Company is in compliance, that include certain financial tests, including minimum interest coverage, net worth and maximum borrowings.

At December 31, the Company's long-term obligations consisted of the following:

	2004	2003
Notes payable 0.5% - 2.5%, due in monthly and annual installments through 2013	**$ 1,732**	$ 1,854
Senior unsecured notes 7.1%, due in installments through 2005	**3,572**	7,143
Senior unsecured notes 6.6%, due in installments through 2011	**109,832**	110,703
Senior unsecured notes 5.1%, due in 2011	**25,000**	—
Mortgages payable 2.1% - 5.6%, due in monthly and annual installments through 2008	**1,284**	2,901
Capital lease obligations	**8,025**	10,434
	149,445	133,035
Current maturities of long-term obligations	**(6,864)**	(7,839)
Total long-term obligations	**$ 142,581**	$ 125,196

All of the mortgages are payable by foreign subsidiaries to foreign banks. Interest rates on such borrowings vary due to differing market conditions in the countries in which such debt has been incurred. Mortgages payable are secured by the properties or assets for which the debt was obtained. Based on the borrowing rates currently available to the Company for long-term obligations with similar terms and average maturities, the fair value of the Company's long-term obligations approximates its book value.

Aggregate long-term maturities, excluding capital lease obligations, which is discussed in Note 7, due annually for the five years and thereafter beginning in 2005 are $4,571, $3,324, $21,870, $21,764, $21,621 and $68,270 thereafter.

NOTE 7 LEASE COMMITMENTS

The Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2018. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. The Company has an option on one building lease to purchase the building during or at the end of the term of the lease, which expires in 2006, at approximately the amount expended by the lessor for the purchase of the building and improvements, which was the fair value of the facility at the inception of the lease. This lease has been accounted for as an operating lease. If the Company exercises its option to purchase the building, the Company would account for this transaction as a capital expenditure. If the Company does not exercise the purchase option by the end of the lease in 2006, the Company would be required to pay an amount not to exceed $9.5 million and would receive certain rights to the proceeds from the sale of the related property. As the value of the rights to be obtained relating to this property is expected to exceed the amount paid if the purchase option is not exercised, the potential payment is not included in the following table of future minimum operating lease payments and no contingent liability has been recorded in the financial statements as of December 31, 2004. Amortization expense related to capital leases is included in depreciation expense. Rent expense under operating leases (including taxes, insurance and maintenance when included in the rent) amounted to $18,188, $15,839 and $13,634 in 2004, 2003 and 2002, respectively.

Assets recorded under capital leases consist of:

	2004	2003
Buildings	**$ 18,295**	$ 23,228
Machinery and equipment	**2,392**	12,627
	20,687	35,855
Accumulated depreciation	**(10,728)**	(19,300)
	$ 9,959	$ 16,555

Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2004:

	Capital Leases	Operating Leases
2005	**$ 2,646**	$ 9,868
2006	**1,684**	7,766
2007	**1,316**	4,586
2008	**1,191**	2,244
2009	**671**	931
Subsequent to 2009	**1,672**	1,345
Total minimum lease payments	**9,180**	$ 26,740
Amounts representing interest	**(1,155)**	
Present value of future minimum lease payments	**8,025**	
Less amount due in one year	**(2,293)**	
Total	**$ 5,732**	

NOTE 8 RETIREMENT AND DEFERRED COMPENSATION PLANS

The Company has various noncontributory retirement plans covering certain of its domestic and foreign employees. Benefits under the Company's retirement plans are based on participants' years of service and annual compensation as defined by each plan. Annual cash contributions to fund pension costs accrued under the Company's domestic plans are generally equal to the minimum funding amounts required by the Employee Retirement Income Security Act of 1974 (ERISA). Certain pension commitments under its foreign plans are also funded according to local requirements.

Following is information concerning the Company's domestic and foreign plans:

	Domestic Plans		Foreign Plans	
Change in benefit obligation:	**2004**	**2003**	**2004**	**2003**
Benefit obligation at beginning of year	**$ 37,420**	$ 29,802	**$ 23,564**	$ 18,979
Service cost	**3,413**	2,808	**909**	789
Interest cost	**2,191**	1,827	**1,274**	1,037
Actuarial loss/(gain)	**2,244**	3,542	**1,057**	(457)
Benefits paid	**(1,652)**	(559)	**(726)**	(621)
Foreign currency translation adjustment	**—**	—	**2,079**	3,837
Benefit obligation at end of year	**$ 43,616**	$ 37,420	**$ 28,157**	$ 23,564
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 32,120**	$ 18,714	**$ 6,220**	$ 3,854
Actual return on plan assets	**4,125**	5,050	**335**	143
Employer contribution	**—**	8,915	**1,668**	1,921
Benefits paid	**(1,652)**	(559)	**(726)**	(621)
Foreign currency translation adjustment	**—**	—	**604**	923
Fair value of plan assets at end of year	**$ 34,593**	$ 32,120	**$ 8,101**	$ 6,220
Funded status	**$ (9,023)**	$ (5,300)	**$ (20,056)**	$ (17,344)
Unrecognized net actuarial loss	**7,664**	7,424	**6,001**	4,675
Unrecognized prior service cost	**38**	60	**1,015**	1,050
(Accrued) prepaid benefit cost before minimum pension liability adjustment	**$ (1,321)**	$ 2,184	**$ (13,040)**	$ (11,619)
Additional minimum pension liability adjustment	**(876)**	—	**(4,398)**	(3,294)
(Accrued) prepaid benefit cost	**$ (2,197)**	$ 2,184	**$ (17,438)**	$ (14,913)
Amounts included in the balance sheet consist of:				
(Accrued) prepaid benefit cost	**$ (2,197)**	$ 2,184	**$ (17,438)**	$ (14,913)
Intangible asset	**112**	—	**427**	443
Accumulated other comprehensive loss (before tax effect)	**764**	—	**3,971**	2,851
Net (accrued) prepaid benefit cost included in the balance sheet	**$ (1,321)**	$ 2,184	**$ (13,040)**	$ (11,619)

Components of net periodic benefit cost:

	Domestic Plans		
	2004	**2003**	**2002**
Service cost	**$ 3,413**	$ 2,808	$ 1,905
Interest cost	**2,191**	1,827	1,544
Expected return on plan assets	**(2,411)**	(1,663)	(1,773)
Amortization of prior service cost	**22**	22	22
Amortization of net loss	**291**	59	1
Net periodic benefit cost	**$ 3,506**	$ 3,053	$ 1,699

	Foreign Plans		
	2004	**2003**	**2002**
Service cost	**$ 909**	$ 789	$ 994
Interest cost	**1,274**	1,037	1,008
Expected return on plan assets	**(375)**	(266)	(181)
Amortization of prior service cost	**99**	107	94
Amortization of net loss	**230**	281	320
Net periodic benefit cost	**$ 2,137**	$ 1,948	$ 2,235

The accumulated benefit obligation for the Company's domestic defined benefit pension plans was $36.6 million and $29.9 million at December 31, 2004 and 2003, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for domestic plans with accumulated benefit obligations in excess of plan assets at December 31, 2004 were $43.6 million, $36.6 million and $34.6 million, respectively. The domestic pension plans did not have accumulated benefit obligations in excess of plan assets at December 31, 2003.

The accumulated benefit obligation for the Company's foreign defined benefit pension plans was $24.2 million and $20.2 million at December 31, 2004 and 2003, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for foreign plans with accumulated benefit obligations in excess of plan assets at December 31, 2004 were $19.6 million, $18.1 million and $.7 million, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for foreign plans with accumulated benefit obligations in excess of plan assets at December 31, 2003 were $17.7 million, $16.2 million and $1.2 million, respectively. Although the proceeds of certain insurance contracts related to the Company's foreign plans could be used to partially offset pension commitments, the values of these contracts are not included in the Company's plan asset totals shown above.

Assumptions:

	Domestic Plans		Foreign Plans	
	2004	**2003**	**2004**	**2003**
Weighted-average assumptions used to determine benefit obligations at December 31:				
Discount rate	**5.50%**	5.90%	**5.00%**	5.35%
Rate of compensation increase	**4.50%**	4.50%	**3.00%**	3.00%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:				
Discount rate	**5.90%**	6.25%	**5.35%**	5.35%
Expected long-term return on plan assets	**7.50%**	7.50%	**6.20%**	6.50%
Rate of compensation increase	**4.50%**	4.50%	**3.00%**	3.00%

The Company develops the expected long-term rate of return assumptions based on historical experience and by evaluating input from the plans' asset managers, including the managers' review of asset class return expectations and benchmarks, economic indicators and long-term inflation assumptions.

In order to determine the 2005 net periodic benefit cost, the Company expects to use the December 31, 2004 discount rate and rate of compensation increase assumptions, and lower the expected long-term return on domestic and foreign plan assets to 7% and 6%, respectively. The estimated effect of using these assumptions will be an increase of approximately $1 million to the Company's total net periodic benefit cost.

The Company's domestic and foreign pension plan weighted-average asset allocations at December 31, 2004 and 2003 by asset category are as follows:

Plan Assets:

	Domestic Plan Assets at December 31,		Foreign Plan Assets at December 31,	
	2004	**2003**	**2004**	**2003**
Equity securities	**66%**	60%	**42%**	45%
Fixed income securities	**34%**	40%	**53%**	50%
Real estate	**—**	—	**5%**	5%
Total	**100%**	100%	**100%**	100%

The Company's investment strategy for its domestic and foreign pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk. The investment policy strives to have assets sufficiently diversified so that adverse or unexpected results from one security type will not have an unduly detrimental impact on the entire portfolio and accordingly, establishes a target allocation for each asset category within the portfolio. The domestic plan asset allocation is reviewed on a quarterly basis and the foreign plan asset allocation is reviewed annually. Rebalancing occurs as needed to comply with the investment strategy. The domestic plan target allocation for 2005 is 60% equity securities and 40% fixed income securities. The foreign plan target allocation for 2005 is 42% equity securities, 53% fixed income securities and 5% real estate.

CONTRIBUTIONS

Annual cash contributions to fund pension costs accrued under the Company's domestic plans are generally equal to the minimum funding amounts required by ERISA. The Company expects to contribute approximately $1.3 million to its domestic defined benefit plans in 2005. Contributions to fund pension costs accrued under the Company's foreign plans are made in accordance with local laws. The Company expects to contribute approximately $1.3 million to its foreign defined benefit plans in 2005.

ESTIMATED FUTURE BENEFIT PAYMENTS

As of December 31, 2004, the Company expects the plans to make the following estimated benefit payments relating to its defined benefit plans over the next ten years:

	Domestic Plans	Foreign Plans
2005	$ 1,032	$ 763
2006	2,046	981
2007	1,846	869
2008	2,108	1,564
2009	3,084	1,546
2010 - 2014	23,094	10,572

OTHER PLANS

The Company has a non-qualified supplemental pension plan for domestic employees which provides for pension amounts that would have been payable from the Company's principal domestic pension plan if it were not for limitations imposed by income tax regulations. The liability for this plan was $1.3 million and $1.0 million at December 31, 2004 and 2003, respectively. This amount is included in the liability for domestic plans shown above.

The Company has a defined contribution 401(k) employee savings plan available to substantially all domestic employees. Company matching contributions are made in cash up to a maximum of 3% of the participating employee's salary subject to income tax regulations. For each of the years ended December 31, 2004, 2003 and 2002, total contributions made by the Company for this plan were approximately $1.4 million.

The Company has several foreign defined contribution plans, which require the Company to contribute a percentage of the participating employee's salary according to local regulations. For each of the years ended December 31, 2004, 2003 and 2002, total contributions made by the Company for these plans were approximately $.3 million, $.2 million and $.2 million, respectively.

The Company also has unfunded retirement compensation arrangements with certain former employees. The cost of these retirement agreements was provided ratably over the employees' active employment. The Company has no additional postretirement or postemployment benefit plans.

NOTE 9 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company maintains a foreign exchange risk management policy designed to establish a framework to protect the value of the Company's non-functional denominated transactions from adverse changes in exchange rates. Sales of the Company's products can be denominated in a currency different from the currency in which the related costs to produce the product are denominated. Changes in exchange rates on such inter-country sales impact the Company's results of operations. The Company's policy is not to engage in speculative foreign currency hedging activities, but to minimize its net foreign currency transaction exposure defined as firm commitments and transactions recorded and denominated in currencies other than the functional currency. The Company may use foreign currency forward exchange contracts, options and cross currency swaps to hedge these risks.

The Company maintains an interest rate risk management strategy to minimize significant, unanticipated earnings fluctuations that may arise from volatility in interest rates.

For derivative instruments designated as hedges, the Company formally documents the nature and relationships between the hedging instruments and the hedged items, as well as the risk management objectives, strategies for undertaking the various hedge transactions, and the method of assessing hedge effectiveness. Additionally, in order to designate any derivative instrument as a hedge of an anticipated transaction, the significant characteristics and expected terms of any anticipated transaction must be specifically identified, and it must be probable that the anticipated transaction will occur.

FAIR VALUE HEDGES

The Company has an interest rate swap to convert a portion of its fixed-rate debt into variable-rate debt. Under the interest rate swap contract, the Company exchanges, at specified intervals, the difference between fixed-rate and floating-rate amounts, which are calculated based on an agreed upon notional amount.

As of December 31, 2004, the Company has recorded the fair value of derivative instruments of $2.8 million in miscellaneous other assets with an offsetting adjustment to debt related to a fixed-to-variable interest rate swap agreement with a notional principal value of $25 million. No gain or loss was recorded in the income statement in 2004 since there was no hedge ineffectiveness.

In 2002, the Company canceled an interest rate swap agreement, which had a notional amount of $25 million. The cancellation of the interest rate swap agreement netted the company approximately $4.0 million in cash which is being amortized over the remaining life of the underlying debt that was hedged. The net economic effect of canceling the swap agreement converted a variable interest rate on $25 million of debt to an effective fixed interest rate of 3.8%.

CASH FLOW HEDGES

The Company did not use any cash flow hedges in 2004, 2003 or 2002.

HEDGE OF NET INVESTMENTS IN FOREIGN OPERATIONS

A significant number of the Company's operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial condition and results of operations of the Company's foreign entities. A weakening U.S. dollar relative to foreign currencies has an additive translation effect on the Company's financial condition and results of operations. Conversely, a strengthening U.S. dollar has a dilutive effect. The Company in some cases maintains debt in these subsidiaries to offset the net asset exposure. The Company does not otherwise actively manage this risk using derivative financial instruments. In the event the Company plans on a full or partial liquidation of any of its foreign subsidiaries where the Company's net investment is likely to be monetized, the Company will consider hedging the currency exposure associated with such a transaction.

OTHER

As of December 31, 2004, the Company has recorded the fair value of foreign currency forward exchange contracts of $2.4 million in prepayments and other in the balance sheet. All forward exchange contracts outstanding as of December 31, 2004 had an aggregate contract amount of $64.1 million.

NOTE 10 CONTINGENCIES

The Company, in the normal course of business, is subject to a number of lawsuits and claims both actual and potential in nature. Management believes the resolution of these claims and lawsuits will not have a material adverse effect on the Company's financial position, results of operations or cash flows. Under its Certificate of Incorporation, the Company has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is, or was serving, at its request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a directors and officers liability insurance policy that covers a portion of its exposure. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. The Company has no liabilities recorded for these agreements as of December 31, 2004.

NOTE 11 PREFERRED STOCK PURCHASE RIGHTS

The Company has a preferred stock purchase rights plan (the "Rights Plan") and each share of common stock has one preferred share purchase right (a "Right"). Under the terms of the Rights Plan, if a person or group acquires 15% or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice such price. In addition, under certain circumstances if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

Each Right entitles the holder under certain circumstances to buy one one-thousandth of a share of Series B junior participating preferred stock, par value $.01 per share, at an exercise price of $150. Each share of Series B junior participating preferred stock will entitle its holder to 1,000 votes and will have a minimum preferential quarterly dividend payment equal to the greater of $1 per share or 1,000 times the amount paid to holders of common stock. Currently, 99,000 shares of Series B junior participating preferred stock have been reserved. The Rights will expire on April 7, 2013, unless previously exercised or redeemed at the option of the Board of Directors for $.01 per Right.

NOTE 12 STOCK REPURCHASE PROGRAM

The Board of Directors authorized the repurchase of a maximum of five million shares of the Company's outstanding common stock. The timing of and total amount expended for the share repurchase program depends upon market conditions. The cumulative total number of shares repurchased at December 31, 2004 was 2.7 million shares for an aggregate amount of $93.8 million.

NOTE 13 STOCK BASED COMPENSATION

At December 31, 2004, the Company has fixed stock-based compensation plans. The weighted-average fair value of stock options granted under the Stock Awards Plans was $14.41, $11.04 and $11.45 per share in 2004, 2003 and 2002, respectively. These values were estimated on the respective dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	**2003**	**2002**
Stock Awards Plans:			
Dividend Yield	**.7%**	.7%	.7%
Expected Stock Price Volatility	**27.0%**	29.9%	28.8%
Risk-free Interest Rate	**4.5%**	3.7%	4.9%
Expected Life of Option (years)	**7.0**	7.0	7.0

There were no grants under the Director Stock Option Plans in 2004 and 2002. The fair value of stock options granted under the Director Stock Option Plans in 2003 was $12.14 per share. This value was estimated on the respective date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	**2003**	**2002**
Director Stock Option Plans:			
Dividend Yield	**—**	.8%	—
Expected Stock Price Volatility	**—**	29.4%	—
Risk-free Interest Rate	**—**	3.4%	—
Expected Life of Option (years)	**—**	7.0	—

Under the Stock Awards Plans, the Company may grant stock options, stock appreciation rights, restricted stock and other stock awards to employees. The combined maximum number of shares, authorized under these plans, is 8 million. Options granted under these plans become exercisable annually over a three year period and expire ten years after the grant date. Director Stock Option Plans provide for the award of stock options to non-employee Directors who have not previously been awarded options. The combined maximum number of shares authorized under these plans is 320 thousand. Under these plans, 2,000 of the total shares granted became exercisable on the six month anniversary of the grant date and an additional 2,000 of the total shares granted became exercisable on each annual anniversary of the grant date. These grants expire ten years after the grant date.

A summary of the status of the Company's stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years ended on those dates is presented below:

	Stock Awards Plans		Director Stock Option Plans	
	Shares	Option Price Per Share	Shares	Option Price Per Share
Outstanding, January 1, 2002	3,099,097	$9.19 - $33.27	100,000	$9.19 - $34.40
Granted	578,600	$27.52 - $29.91	—	
Exercised	(193,454)	$9.19 - $28.06	—	
Canceled	(10,799)	$22.75 - $29.91	—	
Outstanding, December 31, 2002	3,473,444	$9.19 - $33.27	100,000	$9.19 - $34.40
Granted	597,550	$30.25 - $37.63	4,000	$35.02
Exercised	(445,366)	$9.19 - $30.25	(20,000)	$9.19 - $27.38
Canceled	(34,928)	$9.19 - $30.25	—	
Outstanding, December 31, 2003	3,590,700	$10.31 - $37.63	84,000	$9.19 - $35.02
Granted	600,500	$40.12 - $42.42	—	
Exercised	(548,470)	$10.31 - $33.27	(13,000)	$20.88 - $34.40
Canceled	(18,016)	$22.75 - $40.12	—	
Outstanding, December 31, 2004	**3,624,714**	**$13.38 - $42.42**	**71,000**	**$20.88 - $35.02**
Options Exercisable:				
December 31, 2002	2,378,449		76,000	
December 31, 2003	2,467,575		70,000	
December 31, 2004	**2,454,235**		**71,000**	
Available For Future Grants:				
December 31, 2002	1,340,309		32,000	
December 31, 2003	747,411		28,000	
December 31, 2004	**2,134,688**		**80,000**	

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Year Granted	Shares Outstanding at Year-End	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Shares Exercisable at Year-end	Weighted-Average Exercise Price
Stock Awards Plans:					
1995	23,334	0.1	$ 17.12	23,334	$ 17.12
1996	79,468	1.1	18.00	79,468	18.00
1997	189,734	2.1	16.87	189,734	16.87
1998	354,000	3.1	24.91	354,000	24.91
1999	406,817	4.1	27.11	406,817	27.11
2000	425,315	5.1	22.76	425,315	22.76
2001	432,984	6.1	28.06	432,984	28.06
2002	531,433	7.1	29.91	350,274	29.91
2003	581,329	8.1	30.30	192,309	30.30
2004	**600,300**	**9.4**	**40.13**	**—**	**—**
	3,624,714	**6.1**	**$ 28.78**	**2,454,235**	**$ 25.68**
Director Stock Option Plans:					
1997	16,000	2.4	$ 20.88	16,000	$ 20.88
1998	6,000	3.4	32.38	6,000	32.38
1999	4,000	4.4	29.50	4,000	29.50
2001	41,000	6.4	34.40	41,000	34.40
2003	4,000	8.4	35.02	4,000	35.02
	71,000	**5.2**	**$ 30.94**	**71,000**	**$ 30.94**

Restricted stock awards totaling 7,150 shares at a fair market value of $41.40 per share in 2004, 30,276 shares at a fair market value of $26.81 per share in 2003 and 11,377 shares at a fair market value of $33.00 per share in 2002 were issued under the Stock Awards Plans. Compensation expense for the vesting of these restricted stock awards was $500 for the years 2004 and 2003 and $397 for the year 2002. These shares vest equally over three years and do not have voting or dividend rights prior to vesting. Amounts available for future stock option grants under the Stock Awards Plans have been reduced by restricted stock awards.

NOTE 14 STRATEGIC INITIATIVE CHARGES

As of December 31, 2002, the Company essentially completed a project ("Strategic Initiative") started in 2001 that was targeted to improve the efficiency of operations that produced pumps for its mass-market fragrance/cosmetic and personal care customers. In addition to improving efficiency and reducing costs, another objective of the Strategic Initiative was to improve customer service through reduced lead times and the ability to customize finished products on a local basis. As part of the Strategic Initiative, the Company closed one molding operation in the U.S. and consolidated the molding and assembly of the base cartridge (standard internal components common to modular pumps) into one of the Company's facilities in Italy. The Company also closed several of its sales offices in certain foreign countries. In addition, the Company rationalized its mass-market pump product lines for these two markets by discontinuing production of non-modular pumps and increasing capacity for its modular pumps.

There were no charges related to the Strategic Initiative in 2004 and 2003 and total charges before taxes related to the Strategic Initiative were approximately $1.7 million or $.03 per diluted share in 2002. The charges consisted primarily of costs related to the closing of the molding operation and sales offices and the discontinuance of its non-modular pumps (including asset impairment write-downs, accelerated depreciation associated with revised useful lives and utility abatement reimbursements) as well as employee severance and related benefit costs. Total charges for the project since 2001 were approximately $11.3 million. Of the $11.3 million in total cumulative charges relating to the Strategic Initiative, approximately $3.8 million of the charges was cash outlays while the remaining $7.5 million represented non-cash charges (asset impairment write-downs and accelerated depreciation associated with revised useful lives).

Details of the changes in the reserves for 2004 and 2003 are shown in the following table:

In thousands

	Beginning Accrual at 1/1/04	Charges for the Year Ended 12/31/04	Cash Paid	Charged Against Assets	Ending Accrual at 12/31/04
Other Costs	$ 56	$ —	$ (56)	$ —	$ —
Total Strategic Initiative Related Costs	$ 56	$ —	$ (56)	$ —	$ —

	Beginning Accrual at 1/1/03	Charges for the Year Ended 12/31/03	Cash Paid	Charged Against Assets	Ending Accrual at 12/31/03
Employee Severance	$ 490	$ —	$ (490)	$ —	$ —
Other Costs	280	—	(224)	—	56
Total Strategic Initiative Related Costs	$ 770	$ —	$ (714)	$ —	$ 56

As part of the Strategic Initiative, certain long-lived assets have been taken out of service prior to the end of their normal service period due to the plant shut down and rationalization of the product lines. Accordingly, the Company changed the estimated useful lives of such assets, resulting in an acceleration of depreciation ("Accelerated Depreciation"), of which $140 thousand was recognized in 2002. No charges were recorded in 2004 and 2003.

The Strategic Initiative resulted in personnel reductions worldwide of approximately 190 people, of which approximately 160 people related to the U.S. (approximately 10% of all the Company's U.S. employees) and 30 people related to personnel reductions outside of the U.S. The majority of these personnel reductions were manufacturing related with a small reduction in administrative staff. Involuntary employee severance costs were based upon a formula including salary levels and years of service. Approximately $1.3 million had been accrued and was included in the Strategic Initiative charges shown in the income statement in 2002 due to additional personnel reductions. Offsetting these personnel reductions was an increase in personnel of approximately 70 people in Italy to support the centralization of the base cartridge production and assembly.

In addition to the involuntary severance costs described above, a retention or stay bonus was paid to employees who remained with the Company during the phase-out period. This stay bonus, which was approximately $.6 million, was also based upon salary levels and years of service. Approximately $.1 million of the stay bonus was accrued in 2002 and was paid in 2004.

Other costs in the preceding table include costs related to the stay bonus, a reimbursement of a utility rebate due to the closing of a molding operation and costs to refurbish the leased molding facility that was vacated.

Approximately $.3 million of training costs were incurred in Italy in 2002 to train the new workers who were hired to support the centralization of the base cartridge production and assembly. These training costs are included in cost of sales in the Consolidated Statements of Income. There were no additional training costs incurred in 2004 and 2003 related to the centralization of the base cartridge production and assembly.

NOTE 15 EARNINGS PER SHARE

The reconciliation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
For the Year Ended December 31, 2004			
Basic EPS			
Income available to common stockholders	**$ 93,287**	**36,196**	**$ 2.58**
Effect of Dilutive Securities			
Stock options		**945**	
Restricted stock	**—**	**16**	
Diluted EPS			
Income available to common stockholders	**$ 93,287**	**37,157**	**$ 2.51**
For the Year Ended December 31, 2003			
Basic EPS			
Income available to common stockholders	$ 79,679	36,119	$ 2.21
Effect of Dilutive Securities			
Stock options		748	
Restricted stock	—	34	
Diluted EPS			
Income available to common stockholders	$ 79,679	36,901	$ 2.16
For the Year Ended December 31, 2002			
Basic EPS			
Income available to common stockholders	$ 66,647	35,918	$ 1.86
Effect of Dilutive Securities			
Stock options		687	
Restricted stock	—	18	
Diluted EPS			
Income available to common stockholders	$ 66,647	36,623	$ 1.82

NOTE 16 SEGMENT INFORMATION

The Company operates in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. The Company is organized primarily based upon individual business units, which resulted from historic acquisitions or internally created business units. All of the business units sell primarily dispensing systems. These business units all require similar production processes, sell to similar classes of customers and markets, use the same methods to distribute products and operate in similar regulatory environments. Based on the current economic characteristics of the Company's business units, the Company has identified two reportable segments: Dispensing Systems and SeaquistPerfect.

The Dispensing Systems segment is an aggregate of four of the Company's five business units. The Dispensing Systems segment sells primarily non-aerosol spray and lotion pumps, plastic dispensing and non-dispensing closures, and metered dose aerosol valves. These three product categories are sold to all of the markets served by the Company including the fragrance/cosmetic, pharmaceutical, personal care, household and food/beverage markets.

SeaquistPerfect represents the Company's fifth business unit and sells primarily aerosol valves and accessories and certain non-aerosol spray and lotion pumps. These products are sold primarily to the personal care, household and food/beverage markets.

The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies. The Company evaluates performance of its business units and allocates resources based upon earnings before interest expense in excess of interest income, corporate expenses, income taxes and unusual items (collectively referred to as "Segment Income"). The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties.

Financial information regarding the Company's reportable segments is shown below:

Years Ended December 31,	**Dispensing Systems**	**SeaquistPerfect**	**Corporate and Other**	**Totals**
Total Revenue:				
2004	**$ 1,092,412**	**$ 213,947**	**$ —**	**$ 1,306,359**
2003	928,887	193,813	—	1,122,700
2002	766,768	170,320	—	937,088
Less: Intersegment Sales:				
2004	**$ 3,235**	**$ 6,516**	**$ —**	**$ 9,751**
2003	2,522	5,489	—	8,011
2002	2,640	7,757	—	10,397
Net Sales:				
2004	**$ 1,089,177**	**$ 207,431**	**$ —**	**$ 1,296,608**
2003	926,365	188,324	—	1,114,689
2002	764,128	162,563	—	926,691
Segment Income:				
2004	**$ 142,623**	**$ 18,089**	**$ (17,778)**	**$ 142,934**
2003	125,911	15,482	(15,972)	125,421
2002	114,517	11,070	(12,766)	112,821
Total Assets:				
2004	**$ 1,053,265**	**$ 171,881**	**$ 148,880**	**$ 1,374,026**
2003	961,661	149,051	153,631	1,264,343
2002	829,628	130,126	87,917	1,047,671
Depreciation and Amortization:				
2004	**$ 76,518**	**$ 16,424**	**$ 1,551**	**$ 94,493**
2003	69,919	15,177	755	85,851
2002	57,083	14,133	786	72,002
Capital Expenditures:				
2004	**$ 95,987**	**$ 23,350**	**$ 408**	**$ 119,745**
2003	60,289	15,384	1,596	77,269
2002	75,997	13,498	283	89,778

Reconciliation of Segment Income, and depreciation and amortization to consolidated totals is as follows:

	2004	2003	2002
Income Before Income Taxes:			
Total Segment Income for reportable segments	**$ 142,934**	$ 125,421	$ 112,821
Acquired R&D expense(1)	**—**	(1,250)	—
Strategic Initiative related costs(1)	**—**	—	(1,683)
Patent dispute settlement(1)	**—**	—	(4,168)
Interest expense, net	**(5,757)**	(6,901)	(8,612)
Income before income taxes	**$ 137,177**	$ 117,270	$ 98,358
Depreciation and Amortization:			
Total depreciation and amortization for reportable segments	**$ 94,493**	$ 85,851	$ 72,002
Strategic Initiative related costs(1)	**—**	—	139
Consolidated Total	**$ 94,493**	$ 85,851	$ 72,141

(1) Acquired R&D costs, Strategic Initiative related costs and patent dispute settlement are associated with the Dispensing Systems segment. Management evaluates the segment profitability excluding these costs and therefore these costs are shown as reconciling items to the consolidated totals.

GEOGRAPHIC INFORMATION

The following are net sales and long-lived asset information by geographic area and product information for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Net Sales to Unaffiliated Customers(1):			
United States	**$ 391,279**	$ 345,624	$ 336,635
Europe:			
France	**329,870**	276,755	216,695
Germany	**217,324**	189,094	126,960
Italy	**124,130**	109,776	91,533
Other Europe	**123,605**	97,449	78,068
Total Europe	**794,929**	673,074	513,256
Other Foreign Countries	**110,400**	95,991	76,800
Total	**$ 1,296,608**	$ 1,114,689	$ 926,691

	2004	2003	2002
Long-Lived Assets:			
United States	**$ 208,279**	$ 221,465	$ 221,978
Europe:			
France	**161,318**	145,791	131,542
Germany	**162,599**	138,886	118,076
Italy	**84,752**	77,866	71,914
Other Europe	**63,482**	49,728	29,536
Total Europe	**472,151**	412,271	351,068
Other Foreign Countries	**29,559**	28,036	23,129
Total	**$ 709,989**	$ 661,772	$ 596,175

(1) *Sales are attributed to countries based upon where the sales invoice to unaffiliated customers is generated.*

	2004	2003	2002
Product Net Sales Information:			
Pumps	**$ 726,166**	$ 645,596	$ 552,243
Closures	**289,490**	251,627	204,308
Valves	**180,674**	158,340	143,042
Other	**100,278**	59,126	27,098
Total	**$ 1,296,608**	$ 1,114,689	$ 926,691

No single customer represents 10% or more of either of the Company's reportable segment's net sales.

NOTE 17 PATENT DISPUTE SETTLEMENT

In 2002, the Company announced an agreement settling an outstanding patent dispute to avoid the time and expense of a trial. As part of the settlement, the parties entered into a cross-license agreement. As a result of the settlement, the Company recorded a pre-tax charge of $4.2 million ($2.7 million after-tax) in 2002.

NOTE 18 ACQUIRED RESEARCH AND DEVELOPMENT CHARGE

In 2003, the Company acquired intellectual property (patents, licenses and know how) and equipment relating to certain dry powder technology dispensing systems for the pharmaceutical market. Approximately $1.3 million ($.8 million after-tax) of acquired intellectual property was expensed because it was for a particular research and development project while the equipment purchased was capitalized and included in fixed assets.

NOTE 19 RELATED PARTY TRANSACTIONS

In 2004, the Company purchased manufacturing facilities and land for the fair market value of approximately $16 million. The manufacturing facilities were previously owned by a general manager of one of the Company's subsidiaries. Ownership of the property was transferred to the Company and the previous lease agreement was terminated. Prior to the transfer, annual rental expenses under the provisions of the lease during 2004, 2003 and 2002 were approximately $1.3 million, $1.1 million and $1.0 million, respectively.

NOTE 20 SUBSEQUENT EVENT

In February 2005, the Company entered into an agreement to acquire EP Spray System SA for approximately $29 million, subject to customary closing conditions. EP Spray is located in Switzerland and manufactures aerosol valves with bag-on-valve technology. This technology physically separates the propellant from the product to be dispensed. It offers improved integrity of the product content and prevents expulsion of the propellant into the atmosphere. In 2004, EP Spray's sales were approximately $15 million.

NOTE 21 QUARTERLY DATA (UNAUDITED)

Quarterly results of operations and per share information for the years ended December 31, 2004 and 2003 are as follows:

	Quarter				
	First	Second	Third	Fourth	Total for Year
Year Ended December 31, 2004:					
Net sales	**$ 315,603**	**$ 311,844**	**$ 325,893**	**$ 343,268**	**$ 1,296,608**
Gross profit(1)	**80,558**	**82,762**	**84,841**	**89,992**	**338,153**
Net income	**21,235**	**22,782**	**25,257**	**24,013**	**93,287**
Per Common Share – 2004:					
Net income					
Basic	**$ .58**	**$ .62**	**$ .70**	**$ .67**	**$ 2.58**
Diluted	**.57**	**.61**	**.68**	**.65**	**2.51**
Dividends declared	**.07**	**.07**	**.15**	**.15**	**.44**
Stock price high(3)	**42.00**	**44.20**	**46.90**	**54.89**	**54.89**
Stock price low(3)	**36.71**	**37.60**	**40.91**	**44.10**	**36.71**
Average number of shares outstanding:					
Basic	**36,402**	**36,527**	**36,107**	**35,754**	**36,196**
Diluted	**37,355**	**37,462**	**37,179**	**36,940**	**37,157**
Year Ended December 31, 2003:					
Net sales	$ 265,149	$ 288,087	$ 281,310	$ 280,143	$ 1,114,689
Gross profit(1)	72,265	78,758	74,599	73,241	298,863
Net income(2)	19,206	21,349	19,107	20,017	79,679
Per Common Share – 2003:					
Net income					
Basic(2)	$ .53	$ .59	$ .53	$ .55	$ 2.21
Diluted(2)	.53	.58	.51	.54	2.16
Dividends declared	.06	.06	.07	.07	.26
Stock price high(3)	33.02	36.50	39.70	39.80	39.80
Stock price low(3)	26.51	30.65	35.15	34.50	26.51
Average number of shares outstanding:					
Basic	35,937	36,031	36,207	36,298	36,119
Diluted	36,504	36,856	37,159	37,210	36,901

(1) Gross profit is defined as net sales less cost of sales and depreciation.

(2) The third quarter of 2003 includes an after-tax acquired research and development charge of $837, or $0.02 per basic and diluted share.

(3) The stock price high and low amounts are based upon the intra-day New York Stock Exchange composite price history.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of AptarGroup, Inc.:

We have completed an integrated audit of AptarGroup, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of AptarGroup, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 24, 2005

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management has evaluated, with the participation of the chief executive officer and chief financial officer of the Company, the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2004. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these controls and procedures were effective as of such date.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company's management has evaluated, with the participation of the chief executive officer and chief financial officer of the Company, the effectiveness of our internal control over financial reporting as of December 31, 2004 based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation under the framework in *Internal Control — Integrated Framework*, management has concluded that our internal control over financial reporting was effective as of December 31, 2004.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein on page 49.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in the Company's internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the Company's fiscal quarter ended December 31, 2004 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required to be furnished in this part of the Form 10-K has been omitted because the Company will file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 no later than April 30, 2005.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to directors may be found under the caption "Election of Directors" in the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 4, 2005 (the "2005 Proxy Statement") and is incorporated herein by reference.

Information with respect to executive officers may be found under the caption "Executive Officers" in Part I of this report.

Information with respect to audit committee financial experts may be found under the caption "Audit Committee Report" in the 2005 Proxy Statement and is incorporated herein by reference.

Information with respect to the Company's Code of Business Conduct and Ethics may be found under the caption "Election of Directors — Corporate Governance" in the 2005 Proxy Statement and is incorporated herein by reference. Our Code of Business Conduct and Ethics is available through a link on the Investor Relations page of our website (www.aptargroup.com).

The information set forth under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2005 Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the headings "Election of Directors — Board Compensation" and "Executive Compensation" (other than "Compensation Committee Report on Executive Compensation" and "Performance Graph") in the 2005 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2005 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the heading "Certain Transactions" in the 2005 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information with respect to principal accountant fees and services may be found under the caption "Other Matters — Independent Auditor Fees" in the 2005 Proxy Statement. Such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this report:

All other schedules have been omitted because they are not applicable or not required.

(b) *Exhibits required by Item 601 of Regulation S-K are incorporated by reference to the Exhibit Index on pages 55-57 of this report.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Crystal Lake, State of Illinois on this 25th day of February 2005.

AptarGroup, Inc.
(Registrant)

By /s/ Stephen J. Hagge
Stephen J. Hagge
Executive Vice President,
Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ King Harris King Harris	Chairman of the Board and Director	February 25, 2005
/s/ Carl A. Siebel Carl A. Siebel	President and Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2005
/s/ Peter Pfeiffer Peter Pfeiffer	Vice Chairman of the Board and Director	February 25, 2005
/s/ Stephen J. Hagge Stephen J. Hagge	Executive Vice President, Chief Financial Officer, Secretary and Director (Principal Accounting and Financial Officer)	February 25, 2005
/s/ Alain Chevassus Alain Chevassus	Director	February 25, 2005
/s/ Rodney L. Goldstein Rodney L. Goldstein	Director	February 25, 2005
/s/ Ralph Gruska Ralph Gruska	Director	February 25, 2005
/s/ Leo A. Guthart Leo A. Guthart	Director	February 25, 2005
/s/ Prof. Dr. Robert W. Hacker Prof. Dr. Robert W. Hacker	Director	February 25, 2005
/s/ Dr. Joanne C. Smith Dr. Joanne C. Smith	Director	February 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of AptarGroup, Inc.:

Our audits of the consolidated financial statements, of management's assessment of the effectiveness of internal control over financial reporting and of the effectiveness of internal control over financial reporting referred to in our report dated February 24, 2005 appearing in this report on Form 10-K of AptarGroup, Inc. also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Chicago, Illinois
February 24, 2005

AptarGroup, Inc.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2004, 2003 and 2002

Dollars in Thousands

	Balance at Beginning of Period	Charged to Costs and Expenses	Additions to/ (Deductions) from Reserve(a)	Balance at End of Period
2004				
Allowance for doubtful accounts	**$ 9,533**	**$ 1,466**	**$ (1,047)**	**$ 9,952**
Inventory obsolescence reserve	**17,122**	**5,333**	**(1,087)**	**21,368**
2003				
Allowance for doubtful accounts	$ 8,233	$ 1,772	$ (472)	$ 9,533
Inventory obsolescence reserve	14,842	704	1,576	17,122
2002				
Allowance for doubtful accounts	$ 7,366	$ 2,453	$ (1,586)	$ 8,233
Inventory obsolescence reserve	10,594	4,557	(309)	14,842

(a) Write-off of accounts considered uncollectible, net of recoveries and foreign currency translation adjustments.

INDEX TO EXHIBITS

Exhibit Number	Description
3(i)	Amended and Restated Certificate of Incorporation of the Company, filed as Exhibit 3 (i) to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1999 (File No. 1-11846), is hereby incorporated by reference.
3(ii)	Amended and Restated By-Laws of the Company, filed as Exhibit 3(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-11846), is hereby incorporated by reference.
4.1	Rights Agreement dated as of April 7, 2003 between the Company and National City Bank, as rights agent, which includes the Form of Rights Certificate as Exhibit B, filed as Exhibit 1 to the Company's Registration Statement on Form 8-A filed on April 7, 2003 (File No. 1-11846), is hereby incorporated by reference.
4.2	Certificate of Designation to the Series B Junior Participating Preferred Stock of the Company, dated April 7, 2003, filed as Exhibit 2 of the Company's Registration Statement on Form 8-A filed on April 7, 2003 (File No. 1-11846), is hereby incorporated by reference.
	The Company hereby agrees to provide the Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries as are specified by item 601(b)(4)(iii)(A) of Regulation S-K.
4.3	Note Purchase Agreement dated as of May 15, 1999 relating to $107 million senior unsecured notes, series 1999-A, filed as Exhibit 4.1 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1999 (File No. 1-11846), is hereby incorporated by reference.
4.4	Multicurrency Credit Agreement dated as of February 27, 2004 among AptarGroup, Inc., and AptarGroup Holding SAS, the lenders party thereto, Societe General, New York Branch as Syndication Agent, The Bank of Tokyo-Mitsubishi, Ltd., Keybank, National Association, and LaSalle Bank National Association as Co-Documentation Agents, and Bank of America, N.A. as Administrative Agent, filed as Exhibit 4.4 to the Company's annual report on Form 10-K for the year ended December 31, 2003 (File No. 1-1846), is hereby incorporated by reference.
10.1	AptarGroup, Inc. 1992 Stock Awards Plan, filed as Exhibit 10.1 (included as Appendix B to the Prospectus) to the Company's Registration Statement on Form S-1, Registration Number 33-58132, filed on February 10, 1993 (the "Form S-1"), is hereby incorporated by reference.**
10.2	AptarGroup, Inc. 1992 Director Stock Option Plan, filed as Exhibit 10.2 (included as Appendix C to the Prospectus) to the Form S-1, is hereby incorporated by reference.**
10.3	AptarGroup, Inc. 1996 Stock Awards Plan, filed as Appendix A to the Company's Proxy Statement, dated April 10, 1996 (File No. 1-11846), is hereby incorporated by reference.**
10.4	AptarGroup, Inc. 1996 Director Stock Option Plan, filed as Appendix B to the Company's Proxy Statement, dated April 10, 1996 (File No. 1-11846), is hereby incorporated by reference.**
10.5	AptarGroup, Inc. 2000 Stock Awards Plan, filed as Appendix A to the Company's Proxy Statement, dated April 6, 2000 (File No. 1-11846), is hereby incorporated by reference.**
10.6	AptarGroup, Inc. 2000 Director Stock Option Plan, filed as Appendix B to the Company's Proxy Statement, dated April 6, 2000 (File No. 1-11846), is hereby incorporated by reference.**
10.7	AptarGroup, Inc. 2004 Stock Awards Plan, filed as Appendix A to the Company's Proxy Statement, dated March 26, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.8	AptarGroup, Inc. 2004 Director Stock Option Plan, filed as Appendix B to the Company's Proxy Statement, dated March 26, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.9	AptarGroup, Inc., Stock Option Agreement for Employees pursuant to the AptarGroup, Inc. 2004 Stock Awards Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.10	AptarGroup, Inc. Stock Option Agreement for Non-Employee Directors pursuant to the AptarGroup, Inc. 2004 Director Option Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.11	AptarGroup, Inc. Stock Option Agreement for Employees pursuant to the AptarGroup, Inc. 2000 Stock Awards Plan, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.12	AptarGroup, Inc. Restricted Stock Award Agreement pursuant to the AptarGroup, Inc. 2000 Stock Awards Plan, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.13	Supplementary Pension Plan — France dated August 24, 2001, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.14	AptarGroup, Inc. Supplemental Retirement Plan dated January 1, 1994, filed as Exhibit 10.3 to the Company's quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 1-11846), is hereby incorporated by reference.**

Exhibit Number	Description
10.15	Managing Director Employment Agreement dated January 2, 1981 of Mr. Peter Pfeiffer, filed as Exhibit 10.4 to the Form S-1, is hereby incorporated by reference.**
10.16	Service Agreement dated April 30, 1981, of Carl A. Siebel, and related pension plan, filed as Exhibit 10.5 to the Form S-1, is hereby incorporated by reference.**
10.17	Service Agreement dated April 22, 1993, between AptarGroup, Inc. and Peter Pfeiffer, and related pension plan, filed as Exhibit 10.6 to the 1993 10-K, is hereby incorporated by reference.**
10.18	First supplement dated 1989 pertaining to the pension plan between Perfect-Valois Ventil GmbH and Carl A. Siebel, filed as Exhibit 10.7 to the 1993 10-K, is hereby incorporated by reference.**
10.19	Pittway Guarantee dated February 2, 1990, pertaining to the pension plan between Perfect-Valois Ventil GmbH and Carl A. Siebel, filed as Exhibit 10.8 to the 1993 10-K, is hereby incorporated by reference.**
10.20	Assignment, Assumption and Release as of April 22, 1993, among Pittway Corporation, AptarGroup, Inc., and Carl A. Siebel, filed as Exhibit 10.10 to the 1993 10-K, is hereby incorporated by reference.**
10.21	Second supplement dated December 19, 1994 pertaining to the pension plan between Perfect-Valois Ventil GmbH and Carl A. Siebel, filed as Exhibit 10.11 of the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 1-11846), is hereby incorporated by reference.**
10.22	Amendment No. 1 to Service Agreement dated January 1, 2000 of Carl A. Siebel, filed as Exhibit 10.21 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-11846), is hereby incorporated by reference.**
10.23	Indemnification Agreement dated January 1, 1996 of King Harris, filed as Exhibit 10.25 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2001 (File No. 1-11846), is hereby incorporated by reference.**
10.24	Supplement to the pension scheme agreement dated October 16, 2001 pertaining to the pension plan between AptarGroup, Inc. and Peter Pfeiffer, filed as Exhibit 10.27 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2001 (File No. 1-11846), is hereby incorporated by reference.**
10.25	Employment Agreement dated February 17, 1999 of Emil Meshberg, filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-11846), is hereby incorporated by reference.**
10.26	Amendment dated February 17, 2002 to Employment Agreement dated February 17, 1999 of Emil Meshberg, filed as Exhibit 10.17 to the Company's Annual Report or Form 10-K for the year ended December 31, 2001 (File No. 1-11846), is hereby incorporated by reference.**
10.27	Amendment dated January 9, 2004 to Employment Agreement dated February 17, 1999 of Emil Meshberg, filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-11846), is hereby incorporated by reference.**
10.28	Employment Agreement dated December 1, 2003 of Stephen J. Hagge, filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-11846), is hereby incorporated by reference.**
10.29	Employment Agreement dated December 1, 2003 of Patrick F. Doherty, filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-11846), is hereby incorporated by reference.**
10.30	Employment Agreement dated January 10, 2003 of Jacques Blanié. filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-11846), is hereby incorporated by reference.**
10.31	Employment Agreement dated January 19, 1989 of Jacques Blanié, filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-11846), is hereby incorporated by reference.**
10.32	Employment Agreement dated December 1, 2003 of Eric Ruskoski, filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-11846), is hereby incorporated by reference.**
10.33	Severance Agreement dated December 1, 2003 of Lawrence Lowrimore, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 1-11846), is hereby incorporated by reference.**
10.34*	Summary of Bonus Arrangements with Executive Officers.**
10.35*	Summary of Director Compensation.**
21*	List of Subsidiaries.
23*	Consent of Independent Accountants.
31.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
32.2*	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

** Management contract or compensatory plan or arrangement.

Divisions and Subsidiaries

EMSAR, INC. / EMSAR SPA
Emil Meshberg, Chief Executive Officer
Francesco Mascitelli, President
Stratford, Connecticut / Chieti, Italy

EMSAR SA
Buenos Aires, Argentina

EMSAR BRASIL Ltda.
Sao Paulo, Brazil

EMSAR France SCA
Saint Germain-en-Laye, France

EMSAR GmbH
Düsseldorf, Germany

EMSAR India Private Ltd.
Gokula Extension, Bangalore, India

EMSAR UK Ltd.
Hampshire, UK

Novares S.p.A.
Pescara, Italy

PT EMSAR Indonesia
Cikarang, Bekasi, Indonesia

ING. ERICH PFEIFFER GMBH
Lothar Graf, President
Radolfzell and Eigeltingen, Germany

Caideil MP Teoranta
Tourmakeady, County Mayo, Ireland

Pfeiffer of America, Inc.
Princeton, New Jersey

Pfeiffer Vaporisateurs France S.a.r.l.
Paris, France

P & S Japan Ltd.
Tokyo, Japan

SEAQUIST CLOSURES LLC
Eric Ruskoski, President
Mukwonago, Wisconsin

Liquid Molding Systems, Inc.
Midland, Michigan

OOO Seaquist Closures
Vladimir, Russian Federation

Seaquist Closures Ltd.
Leeds, UK

Seaquist General Plastics SAS
Poincy, France

Seaquist Löffler Kunststoffwerk GmbH
Freyung, Germany

Seaquist Löffler Kunststoffwerk Spol. S.r.o.
Ckyne, Czech Republic

Seaquist de Mexico, S.A. de C.V.
El Marques, Querétaro, Mexico

SEAQUISTPERFECT DISPENSING LLC
Patrick Doherty, President
Jacques Blanié, Executive Vice President
Cary, Illinois

SeaquistPerfect Dispensing GmbH
Dortmund, Germany

SeaquistPerfect Dispensing Ltd.
Bletchley-Milton Keynes, UK

SeaquistPerfect Dispensing SAS
Louveciennes and Verneuil-sur-Avre, France

SeaquistPerfect Dispensing de Mexico, S.A. de C.V.
El Marques, Querétaro, Mexico

SeaquistPerfect Plastic GmbH
Menden, Germany

Somova S.r.l.
Buccinasco, Italy

VALOIS SAS
Olivier Fourment, Co-President
Olivier de Pous, Co-President
Le Neubourg, Le Vaudreuil,
Verneuil-sur-Avre, Marly-le-Roi, France

Valois of America, Inc.
Congers, New York

Valois Deutschland GmbH
Düsseldorf, Germany

Valois Dispray SA
Mezzovico, Switzerland

Valois España SA
Madrid, Spain

Valois India Private Ltd.
Mumbai, India

Valois (Ireland) Ltd.
Ballinasloe, County Galway, Ireland

Valois Italiana S.r.l.
Milan, Italy

Valois UK Ltd.
Bletchley-Milton Keynes, UK

OTHER
Aptar Suzhou Dispensing Systems Co. Ltd.
Suzhou, China

Graphocolor SA
Annecy, France

Microflow Engineering SA
Peseux, Switzerland

Seaquist Canada Ltd.
Markham, Ontario, Canada

Seaquist Valois Australia Pty. Ltd.
Wetherill Park, Australia

Seaquist Valois do Brasil Ltda.
Sao Paulo, Brazil

Seaquist Valois Japan Ltd.
Tokyo, Japan

OFFICERS

Carl A. Siebel
70, President and Chief Executive Officer

Peter H. Pfeiffer
56, Vice Chairman of the Board

Stephen J. Hagge
53, Executive Vice President,
Chief Financial Officer and Secretary

Francois Boutan
62, Vice President Finance - Europe

Matthew J. DellaMaria
41, Director

Robert Kuhn
42, Vice President

Lawrence Lowrimore
60, Vice President - Human Resources

Emil Meshberg
57, Vice President

Ralph Poltermann
50, Vice President and Treasurer

BOARD OF DIRECTORS

Alain Chevassus
President of COSFIBEL (flexible plastic packaging); Former President and Chief Executive Officer of Techpack International (a cosmetic packaging division of Alcan, Inc.)

Rodney L. Goldstein
Chairman and Managing Director of Frontenac Company LLC (private equity investing)

Ralph Gruska
Retired; Former Chairman and Chief Executive Officer of the Cosmetics and Dispensers Divisions of Cope Allman Packaging plc (packaging)

Dr. Leo A. Guthart
Managing Member of the General Partner of Topspin Partners L.P. (venture capital investing); Former Executive Vice President, Home and Building Control, Honeywell International, Inc.

Prof. Dr. Robert W. Hacker
Retired Chief of Cardiac Surgery at the Heart and Vessel Clinic in Bad Neustadt, Germany

Stephen J. Hagge
Executive Vice President,
Chief Financial Officer and Secretary

King W. Harris
Chairman of the Board; Chairman, Harris Holdings, Inc. (investment holding company); Chairman of the Board, Rehabilitation Institute of Chicago; Director of Alberto-Culver Co. (health and beauty products)

Peter H. Pfeiffer
Vice Chairman of the Board

Carl A. Siebel
President and Chief Executive Officer

Dr. Joanne C. Smith
Senior Vice President - Corporate Strategy and Physician, Rehabilitation Institute of Chicago; Director of Hillenbrand Industries, Inc. (healthcare and deathcare products)

BOARD COMMITTEES

Corporate Governance Committee:
King W. Harris, Chairman
Alain Chevassus
Prof. Dr. Robert W. Hacker

Audit Committee:
Dr. Leo A. Guthart, Chairman
Rodney L. Goldstein
Ralph Gruska
Dr. Joanne C. Smith

Compensation Committee:
Dr. Leo A. Guthart, Chairman
Ralph Gruska
King W. Harris

Executive Committee:
King W. Harris, Chairman
Stephen J. Hagge
Peter H. Pfeiffer
Carl A. Siebel

Corporate Information

Corporate Office
475 West Terra Cotta Avenue, Suite E
Crystal Lake, Illinois 60014
815-477-0424

European Headquarters
AptarGroup SAS
147, rue du Président Roosevelt,
B.P. 5232
78175 Saint Germain-en-Laye Cedéx,
France

Counsel
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603

Independent Auditors
PricewaterhouseCoopers LLP
1 North Wacker Drive
Chicago, Illinois 60606

Stock Exchange
AptarGroup common stock is traded on the New York Stock Exchange (symbol: ATR)

Annual Meeting
The Annual Meeting of Stockholders will be held May 4, 2005 at the offices of Sidley Austin Brown & Wood LLP, Bank One Plaza, 10 South Dearborn Street, Chicago, Illinois 60603.

Stock Transfer and Stockholder Services
National City Bank
Corporate Trust Operations
Locator 5352
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone: 800-622-6757
International: + 1-216-257-8663
Hearing Impaired: 800-622-5571; 216-257-7353
Fax: 216-257-8508
E-mail:
shareholder.inquiries@nationalcity.com

By Courier or Express Delivery:
National City Bank
Corporate Trust Operations
Locator 5352
3rd Floor - North Annex
4100 West 150th Street
Cleveland, OH 44135-1385
Telephone: 800-622-6757

Notices regarding changes of address and inquiries regarding lost or stolen certificates and transfers of stock should be directed to the transfer agent.

Other Information
The Company has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2004 filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure.

You may access a copy of the AptarGroup, Inc. Form 10-K Report filed with the Securities and Exchange Commission through the Reports & SEC Filings link on the Investor Relations page of our web site at www.aptargroup.com or you may receive a copy of the Report by writing to Mr. Stephen J. Hagge at the corporate office.

Web Site
AptarGroup - http://www.aptargroup.com

DESIGN: SamataMason EXECUTIVE PHOTOGRAPHY: Chris Kirzeder PRODUCT PHOTOGRAPHY: Dennis Ayuson PRINTING: Blanchette Press

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AptarGroup is a leading global supplier of a broad range of innovative dispensing systems for the Personal Care, Fragrance/Cosmetic, Pharmaceutical, Household and Food/Beverage Markets.

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